As filed with the Securities and Exchange Commission on February 14, 2006
An Exhibit List can be found on page II-1.
Registration No. 333-_______

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
____________________________
FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
_____________________________

CEREPLAST, INC.
(Name of small business issuer in its charter)

Nevada	2650	91-2154289
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3421-3433 West El Segundo Boulevard
Hawthorne, California 90250
(Address and telephone number of principal executive offices and principal place of business)

Frederic Scheer, President and Chief Executive Officer
CEREPLAST, INC.
3421-3433 West El Segundo Boulevard
Hawthorne, California 90250
(310) 676-5000
(Name, address and telephone number of agent for service)

Copies to:
Gregory Sichenzia, Esq.
Stephen M. Fleming, Esq.
Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas, 21st Flr.
New York, New York 10018
(212) 930-9700
(212) 930-9725 (fax)

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
From time to time after this Registration Statement becomes effective.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. _________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. _________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

ii

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee

Shares of common stock issuable in connection with the Periodic Equity Investment Agreement	20,000,000	$0.67(2)	$13,400,000.00	$1,433.80

Shares of common stock	8,000,000	$0.67(2)	$5,360,000.00	$573.52

Total	28,000,000			$2,007.32

*Previously paid.

(1) Includes shares of our common stock, $.001 par value per share, which may be offered pursuant to this registration statement, which shares are presently outstanding and shares of common stock that are issuable pursuant to the Periodic Equity Investment Agreement entered between our company and Cumorah Capital, Inc.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) and Rule 457(g) under the Securities Act of 1933, using the average of the high and low price as reported on the Over-The-Counter Bulletin Board on February 13, 2006, which was $0.67 per share.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

iii

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED FEBRUARY 14, 2006

CEREPLAST, INC.
28,000,000 SHARES OF
COMMON STOCK

This prospectus relates to the resale by the selling stockholders of 8,000,000 shares of common stock and up to 20,000,000 shares of our common stock pursuant to the Periodic Equity Investment Agreement entered with Cumorah Capital, Inc. (“Cumorah”). The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. The selling stockholders may be deemed underwriters of the shares of common stock, which they are offering.

We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. We will, however, receive proceeds from the sale of common stock under our Periodic Equity Investment Agreement with Cumorah. For each share of common stock purchased under the Periodic Equity Investment Agreement, Cumorah will pay 90% of the lowest closing bid price of the common stock during the five consecutive trading days immediately following the notice date. We have agreed to issue Cumorah 5,000,000 shares of common stock representing a commitment fee. All costs associated with this registration will be borne by us.

Our common stock is currently traded on the Over-The-Counter Bulletin Board under the symbol CERP.

Investing in our common stock involves substantial risks.
See “Risk Factors,” beginning on page 2.

Cumorah is an “underwriter” within the meaning of the Securities Act of 1933 in connection with the sale of common stock under the Periodic Equity Investment Agreement.

With the exception of Cumorah, which is an “underwriter” within the meaning of the Securities Act of 1933, no other underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering. None of the proceeds from the sale of stock by the selling stockholders will be placed in escrow, trust or any similar account.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this Prospectus is not complete and may be changed. This Prospectus is included in the Registration Statement that was filed by Cereplast, Inc. with the Securities and Exchange Commission. The selling stockholders may not sell these securities until the registration statement becomes effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the "risk factors" section, the financial statements and the secured convertible notes to the financial statements.

CEREPLAST, INC.

We are a Nevada corporation engaged in the development, manufacture and sale of bio-based resins which are used as substitutes for conventional, petroleum based plastics in a variety of applications, including the manufacture of food service items such as utensils, plates, cups and straws. For the nine months ended September 30, 2005, we had revenues of $464,052 and incurred net loss of $651,459. For the years ended December 31, 2004 and 2003, we generated revenues of $616,508 and $295,314 and incurred a net loss of $286,698 and $185,538, respectively. As a result of recurring losses from operations and a net deficit in both working capital and stockholders’ equity, our auditors, in their report dated June 21, 2005, have expressed substantial doubt about our ability to continue as going concern. We were incorporated as a Nevada corporation on September 29, 2001

Our principal offices are located at 3421-3433 West El Segundo Boulevard, Hawthorne, California 90250, and our telephone number is (310) 676-5000. We are a Nevada corporation.

Common stock offered by selling stockholders
Includes 8,000,000 shares of common stock and up to 20,000,000 shares to be issued under the Periodic Equity Investment Agreement. In the event that we draw down $250,000 under the Periodic Equity Investment Agreement, which is the maximum permitted advance within a seven day period, we would be required to issue 534,188 shares of common stock on February 13, 2006 based on a conversion price of $.468.

Common stock to be outstanding after the offering	217,063,262 shares*

Use of proceeds
We will not receive any proceeds from the sale of the common stock hereunder. We will receive proceeds from the sale of our common stock pursuant to the Periodic Equity Investment Agreement. See “Use of Proceeds” for a complete description.

Symbol	CERP

*The above information regarding common stock to be outstanding after the offering is based on 197,063,262 shares of common stock outstanding as of February 13, 2006.

Periodic Equity Investment Agreement

On February 13, 2006, we entered into a Periodic Equity Investment Agreement with Cumorah. Pursuant to the Periodic Equity Investment Agreement, we may, at our discretion, periodically sell to Cumorah shares of common stock for a total purchase price of up to $10,000,000. For each share of common stock purchased under the Periodic Equity Investment Agreement, Cumorah will pay 90% of the lowest closing bid price of the common stock during the five consecutive trading days immediately following the notice date. For example, assuming that 90% of the lowest closing bid price of our common stock during the five consecutive trading days immediately following a notice date is $.52, if we request an advance in the amount of $250,000, Cumorah will be entitled to 534,188 shares of our common stock, which is calculated by dividing $250,000 by $.468.

We are registering in this offering 20,000,000 shares of common stock to be issued under the Periodic Equity Investment Agreement. Cumorah is restricted from owing in excess of 4.9% of our outstanding common stock. In the event that Cumorah is unable to sell shares of common stock that it acquires under the Periodic Equity Investment Agreement and its ownership equals 4.9% of the our outstanding, then we will not be able to draw down money under the Periodic Equity Investment Agreement. As a result, Cumorah is purchasing shares under the Periodic Equity Investment Agreement with an intent to sell or distribute its shares to the public. Upon the execution of the Periodic Equity Investment Agreement, we issued to Cumorah 5,000,000 shares of our common stock.

The shares are issued to Cumorah based on a discount to the market rate. As a result, the lower the stock price around the time Cumorah is issued shares, the greater chance that it receives more shares. This could result in substantial dilution to the interests of other holders of common stock.

To the extent Cumorah sells its common stock, the common stock price may decrease due to the additional shares in the market. This could allow Cumorah to sell greater amounts of common stock, the sales of which would further depress the stock price. Further, Cumorah may sell shares during the pricing period which is the five consecutive trading days immediately following the notice date. The purchase price that Cumorah will pay is determined during the pricing period. As a result, Cumorah may sell shares during the pricing period, which may cause the market price to decrease and, in turn, additional shares to be issued to Cumorah due to a decreased purchase price.

The significant downward pressure on the price of the common stock as Cumorah sells material amounts of common stocks could encourage short sales by others. This could place further downward pressure on the price of the common stock.

All of the above securities were issued pursuant to an exemption from registration pursuant to Section 4 (2) of the Securities Act of 1933.

See the "Selling Stockholders" and "Risk Factors" sections for a complete description of the above financings.

RISK FACTORS

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

Risks Relating to Our Business:

We have a history of incurring net losses; we expect our net losses to continue as a result of planned increases in operating expenses; and, therefore, we may never achieve profitability which may cause us to seek additional financing or to cease operations.

We have a history of operating losses and have incurred significant net losses in each fiscal quarter since our inception. For the nine months ended September 30, 2005, we had revenues of $464,052 and incurred net loss of $651,459. For the years ended December 31, 2004 and 2003, we generated revenues of $616,508 and $295,314 and incurred a net loss of $286,698 and $185,538, respectively. We expect to continue to incur net losses and negative cash flows for the foreseeable future. In addition, we anticipate losses to continue because we expect to incur additional costs and expenses related to:

•	brand development;
•	marketing and other promotional activities;
•	expansion of operations;
•	continued development of products;
•	implementation of systems to process customers' orders and payments; and
•	development of relationships with strategic business partners.

We will need to generate significant additional revenue to achieve profitability. Our ability to generate and sustain significant additional revenues or achieve profitability will depend upon numerous factors outside of our control, including the market acceptance of our resins and the economy.

It is possible that we may never achieve profitability and, even if we do achieve profitability, we may not sustain or increase profitability in the future. If we do not achieve sustained profitability, we may be unable to continue our operations.

We have a limited operating history, therefore it is difficult to evaluate our financial performance and prospects and, as a result, you only have limited information to evaluate our future performance.

We have only recently commenced the marketing of our products. We are, therefore, subject to all of the risks inherent in a new business enterprise. Our limited operating history makes it difficult to evaluate our financial performance and prospects. We cannot assure you that in the future we will generate revenues, operate profitably or that we will have adequate working capital to meet our obligations as they become due. Because of our limited financial history, we believe that period-to-period comparisons of our results of operations will not be meaningful in the short term and should not be relied upon as indicators of future performance.

Because of our recurring operating losses, stockholders’ deficit, working capital deficit and negative cash flow from operations our auditor has raised substantial doubt about our ability to continue our business

We have received a report from our independent auditors on our financial statements for fiscal years ended December 31, 2004 and 2003, in which our auditors have included explanatory paragraphs indicating that our recurring net losses, stockholders' deficit, working capital deficit, and negative cash flow from operations cause substantial doubt about our ability to continue as a going concern. By issuing an opinion stating that there is substantial doubt about our ability to continue as a going concern, our auditors have indicated that they are uncertain as to whether we have the capability to continue our operations and, further, in order to avoid ceasing our operations, we must either generate additional revenue and/or raise additional funding. If our recurring operating losses, stockholders' deficit, working capital deficit and negative cash flow from operations continue, our business could be materially adversely affected.

If we do not obtain financing when needed, our business will fail as we will not have sufficient funds to further develop, manufacture or market our products

In order for us to further develop our products, we will need to obtain additional financing in the approximate amount of $1,000,000. As of September 30, 2005, we had cash in the amount of $13,074. Our business plan calls for significant expenses in connection with the development, manufacturing and marketing of our resins. We will also require additional financing if our costs are greater than anticipated. We will require additional financing to sustain our business operations if we are not successful in earning additional revenues. We currently do not have any arrangements for additional financing and we may not be able to obtain financing when required.

The commercial success of our business depends on the widespread market acceptance of plastics manufactured with our resins and if we are unable to generate interest in our resins or if the manufacturers are unable to generate interest in its plastics produced with our resins we will be unable to generate sales and we will be forced to cease operations.

Although there is a developed market for petroleum based plastics, the market for plastics produced with our environmentally friendly resins has yet to develop. Our success will depend on consumer acceptance of these plastics as well as the success of the commercialization of plastics produced with our resins by third parties. At present, it is difficult to assess or predict with any assurance the potential size, timing and viability of market opportunities for our product in the plastics market. The standard plastics market sector is well established with entrenched competitors with whom we must compete.

We may not be successful in protecting our intellectual property and proprietary rights and we may be required to expend significant amounts of money and time in attempting to protect our intellectual property and proprietary rights and if we are unable to protect our intellectual property and proprietary rights our competitive position in the market could suffer.

We rely on a combination of trade secret protection and other arrangements to establish and protect our proprietary technologies. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results. Patents may not be issued for our patent applications that we may file in the future or for our patent applications we have filed to date, third parties may challenge, invalidate or circumvent any patent issued to us, unauthorized parties could obtain and use information that we regard as proprietary despite our efforts to protect our proprietary rights, rights granted under patents issued to us, if any, may not afford us any competitive advantage, others may independently develop similar technology and protection of our intellectual property rights may be limited in certain foreign countries. We may be required to expend significant resources to monitor and police our intellectual property rights. Any future infringement or other claims or prosecutions related to our intellectual property could have a material adverse effect on our business. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. We have not been in a financial position to properly protect all of our intellectual property, and may not be in a position to properly protect our position or stay ahead of competition in new research and the protecting of the resulting intellectual property.

Management and affiliates own enough shares to control shareholder vote which could limit the rights of existing or future shareholders and, as a result, you may not be able to influence various corporate actions.

Our executive officers, directors, affiliates and entities controlled by them own approximately 64.17% of the outstanding common stock. As a result, these executive officers and directors will control the vote on matters that require stockholder approval such as election of directors, approval of a corporate merger, increasing or decreasing the number of authorized shares, adopting corporate benefit plans, effecting a stock split, amending our Certificate of Incorporation or other material corporate actions.

We have not yet commenced full scale production of our resins and it is possible that some of our resins or plastics made with our resins may not perform as well as other resins or conventional plastics

Individual products produced with our resins may not perform as well as conventional foodservice disposables. We are still developing many of our resins and we have not yet evaluated the performance of all of them. If we fail to develop resins that allow plastics made with our resins to perform comparably to conventional foodservice disposables, this could cause consumers to prefer our competitors' products.

Established manufacturers in the foodservice disposables industry could improve the ability to recycle their existing products or develop new environmentally preferable, disposable foodservice containers which could render our technology obsolete and could negatively impact our ability to compete

We expect to compete with other resin providers as well as plastic manufacturers servicing the food service industry that develop environmentally friendly plastic using technology that does not require resins. Virtually all of the key participants in the food service industry have substantially greater financial and marketing resources at their disposal than we do, and many have well-established supply, production and distribution relationships and channels. Companies producing competitive products utilizing competitive materials may reduce their prices or engage in advertising or marketing campaigns designed to protect their respective market shares and impede market acceptance of products produced with our resins.

In addition, several paper and plastic disposable packaging manufacturers and converters and others have made efforts to increase the recycling of these products. Increased recycling of paper and plastic products could lessen their harmful environmental impact, one major basis upon which we intend to compete. A number of companies have introduced or are attempting to develop biodegradable starch-based materials, plastics, or other materials that may be positioned as potential environmentally superior packaging alternatives. We expect that many existing packaging manufacturers may actively seek competitive alternatives to our products and processes. The development of competitive, environmentally attractive, disposable foodservice packaging, whether or not based on our products and technology, could render our technology obsolete and could impair our ability to compete, which would have an adverse effect on our business, financial condition and results of operations.

Unavailability of raw materials used to manufacture our products, increases in the price of the raw materials, or the necessity of finding alternative raw materials to use in our resins could delay the introduction and market acceptance of our resins

If any raw materials become unavailable, it could delay the commercial introduction and hinder market acceptance of our resins. Polymer lactic acid, which is used in our resins, is not readily available from multiple sources in the public market. We may need to seek alternative sources of raw materials or modify our product formulations if the cost or availability of the raw materials that we currently use become prohibitive.

The market for polymer lactic acid is primarily controlled by NatureWorks, LLC, a wholly-owned subsidiary of Cargill, Inc. and if we are to lose NatureWorks, LLC as a supplier may result ion increases in the price of our resins or delay the introduction and market acceptance of our resins

NatureWorks, LLC, a wholly-owned subsidiary of Cargill, Inc., presently manufactures approximately 90% of the commercial polymer lactic acid market. If we are to lose NatureWorks, LLC as a supplier of poly lactic acid, it could delay the commercial introduction, hinder market acceptance of our resins and increase the cost of our resins. We may need to seek alternative sources of polymer lactic acids or modify our product formulations if the cost or availability of polymer lactic acid that we currently use becomes prohibitive.

Our operations are subject to regulation by the U.S. Food and Drug Administration

The manufacture, sale and use of resins are subject to regulation by the U.S. Food and Drug Administration (the "FDA"). The FDA's regulations are concerned with substances used in food packaging materials, not with specific finished food packaging products. Thus, food and beverage containers are in compliance with FDA regulations if the components used in the food and beverage containers: (i) are approved by the FDA as indirect food additives for their intended uses and comply with the applicable FDA indirect food additive regulations; or (ii) are generally recognized as safe for their intended uses and are of suitable purity for those intended uses. The FDA may find that our resins and all other current and prototype resins are not in compliance with all requirements of the FDA and require additional FDA approval, which could have a material adverse affect on our business operations.

Risks Relating To Our Current Periodic Equity Investment Agreement:

There Are A Large Number Of Shares Underlying Our Periodic Equity Investment Agreement That Are Being Registered In This Prospectus And The Sale Of These Shares May Depress The Market Price Of Our Common Stock.

The issuance and sale of shares upon delivery of an advance by Cumorah pursuant to the Periodic Equity Investment Agreement in the amount up to $10,000,000 is likely to result in substantial dilution to the interests of other stockholders. There is no upper limit on the number of shares that we may be required to issue. This will have the effect of further diluting the proportionate equity interest and voting power of holders of our common stock and may result in a change of control of our Company.

We Were Required to Issue 5,000,000 Shares of Common Stock to Cumorah as a Commitment Fee Pursuant to the Periodic Equity Investment Agreement, Which Has Resulted In Substantial Dilution of Our Current Stockholders and Upon Effectiveness of this Prospectus, Cumorah May Sell the 5,000,000 Shares Into the Market, Which May Result In a Decrease in Our Market Price.

Upon the execution of Periodic Equity Investment Agreement, we were required to issue a commitment fee in the form of 5,000,000 shares of common stock to Cumorah. This resulted in the issuance of 5,000,000 shares of common stock to Cumorah. The issuance of the 5,000,000 shares to Cumorah has resulted in substantial dilution to the interests of other stockholders. In order to be convert this commitment fee into cash, Cumorah has an incentive to sell the shares immediately upon effectiveness of this prospectus, which may result in a decrease in our market price.

The Continuously Adjustable Price Feature Of Our Periodic Equity Investment Agreement Could Require Us To Issue A Substantially Greater Number Of Shares, Which Will Cause Dilution To Our Existing Stockholders.

Our obligation to issue shares upon receipt of an advance pursuant to the Periodic Equity Investment Agreement is essentially limitless. The purchase price of the shares purchased under the Periodic Equity Investment Agreement will be equal to 90% of the lowest closing bid price of the common stock for the five consecutive trading days immediately following the notice to advance funds date. As Cumorah will always receive shares at a discount to market, it will have an incentive to sell immediately to realize the gain on the difference. As our market price decreases, Cumorah will sell at an increased pace in order to take advantage of its discount. Further, Cumorah may sell shares during the pricing period which is the five consecutive trading days immediately following the notice date. The purchase price that Cumorah will pay is determined during the pricing period. As a result, Cumorah may sell shares during the pricing period, which may cause the market price to decrease and, in turn, additional shares to be issued to Cumorah due to a decreased purchase price. The following is an example of the amount of shares of our common stock issuable in connection with an advance of $250,000 under the Periodic Equity Investment Agreement, based on market prices 25%, 50% and 75% below the conversion price as of February 13, 2006 of $0.52:

% Below market	Price Per Share	Discount of 2%	Number of Shares Issuable	Percentage of Stock*

25%	$.39	$.351	712,251	0.36%
50%	$.26	$.234	1,068,376	0.54%
75%	$.13	$.117	2,136,752	1.07%

*Based upon 197,063,262 shares of common stock outstanding.

As illustrated, the number of shares of common stock issuable in connection with an advance under the Periodic Equity Investment Agreement will increase if the market price of our stock declines, which will cause dilution to our existing stockholders.

The Sale Of Our Stock Under Our Periodic Equity Investment Agreement Could Encourage Short Sales By Third Parties, Which Could Contribute To The Future Decline Of Our Stock Price And Materially Dilute Existing Stockholders’ Equity And Voting Rights.

In many circumstances the provision of a Periodic Equity Investment Agreement for companies that are traded on the Over-The-Counter Bulletin Board has the potential to cause significant downward pressure on the price of common stock. This is particularly the case if the shares being placed into the market exceed the market's ability to absorb the increased stock or if we have not performed in such a manner to show that the equity funds raised will be used to grow our company. Such an event could place further downward pressure on the price of our common stock. Under the terms of our Periodic Equity Investment Agreement we may request numerous drawdowns. Even if we use the Periodic Equity Investment Agreement to grow our revenues and profits or invest in assets which are materially beneficial to us, the opportunity exists for short sellers and others to contribute to the future decline of our stock price despite the fact that Cumorah may only engage in naked short transactions so long as the sales are not in excess of the amount of shares owned by Cumorah. If there are significant short sales of our stock, the price decline that would result from this activity will cause the share price to decline more so, which, in turn, may cause long holders of the stock to sell their shares thereby contributing to sales of stock in the market. If there is an imbalance on the sell side of the market for the stock, the stock price will decline. If this occurs, the number of shares of our common stock that is issuable pursuant to the Periodic Equity Investment Agreement will increase, which will materially dilute existing stockholders’ equity and voting rights.

The Price You Pay In This Offering Will Fluctuate And May Be Higher Than The Prices Paid By Other People Participating In This Offering.

The price in this offering will fluctuate based on the prevailing market price of the common stock on the Over-the-Counter Bulletin Board. Accordingly, the price you pay in this offering may be higher than the prices paid by other people participating in this offering.

We May Not Be Able To Access Sufficient Funds Under The Periodic Equity Investment Agreement When Needed

We are to some extent dependent on external financing to fund our operations. Our financing needs are expected to be substantially provided from the Periodic Equity Investment Agreement. No assurances can be given that such financing will be available in sufficient amounts or at all when needed, in part, because we are limited to a maximum draw down of $250,000 per advance.

Risks Relating to Our Common Stock:

Our common stock is subject to the "Penny Stock" rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person's account for transactions in penny stocks; and
•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and
•
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and
•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by Cumorah. We will receive proceeds from the sale of shares of our common stock to Cumorah under the Periodic Equity Investment Agreement, which restricts the use of proceeds to general corporate purposes and prohibits us from using the proceeds for the payment (or loaned to any such person for the payment) of any judgment, or other liability, incurred by any executive officer, officer, director or employee, except for any liability owed to such person for services rendered, or if any judgment or other liability is incurred by such person originating from services rendered our company, or we have indemnified such person from liability. The purchase price of the shares purchased under the Periodic Equity Investment Agreement will be equal to 90% of the lowest closing bid price of the common stock for the five consecutive trading days immediately following the notice to advance funds date. Cumorah is restricted from owing in excess of 4.9% of our outstanding common stock. In the event that Cumorah is unable to sell shares of common stock that it acquires under the Periodic Equity Investment Agreement and its ownership equals 4.9% of the our outstanding, then we will not be able to draw down money under the Periodic Equity Distribution Agreement.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock has been quoted on the OTC Bulletin Board under the symbol "CERP.OB." The following table shows the reported high and low closing bid quotations per share for our common stock based on information provided by the OTC Bulletin Board. Particularly since our common stock is traded infrequently, such over-the-counter market quotations reflect inter-dealer prices, without markup, markdown or commissions and may not necessarily represent actual transactions or a liquid trading market.

Year Ended December 31, 2006	High	Low

First Quarter ended March 31, 2006*	$0.68	$0.20

Year Ended December 31, 2005	High	Low

Fourth Quarter ended December 31, 2005**	$0.93	$0.30

* Through February 13, 2006
** Commencing November 4, 2006

Number of Stockholders

As of February 13, 2006, there were 165 holders of record of our common stock.

Dividend Policy

Historically, we have not paid any dividends to the holders of our common stock and we do not expect to pay any such dividends in the foreseeable future as we expect to retain our future earnings for use in the operation and expansion of our business.

We have appointed US Stock Transfer Corporation, 1745 Gardena Avenue, Glendale CA 91204-2991, as transfer agent for our shares of common stock.

Equity Compensation Plan Information

Plan Category	Number of shares to be issued upon exercise of outstanding options and warrants	Weighted-average exercise price of outstanding options and warrants	Number of shares remaining available for future issuance under equity compensation plans
Approved by security holders	-0-	--	-0-
Not approved by security holders	-0-	--	25,000,000
Total	-0-	--	25,000,000

2004 Stock Option Plan

General

The 2004 Stock Option Plan was adopted by the Board of Directors. The Board of Directors has initially reserved 25,000,000 shares of Common Stock for issuance under the 2004 Stock Plan. Under the Plan, options may be granted which are intended to qualify as Incentive Stock Options ("ISOs") under Section 422 of the Internal Revenue Code of 1986 (the "Code") or which are not ("Non-ISOs") intended to qualify as Incentive Stock Options thereunder.

The 2004 Stock Option Plan and the right of participants to make purchases thereunder are intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"). The 2004 Stock Option Plan is not a qualified deferred compensation plan under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Purpose

The primary purpose of the 2004 Stock Option Plan is to attract and retain the best available personnel for the Company in order to promote the success of the Company's business and to facilitate the ownership of the Company's stock by employees.

Administration

The 2004 Stock Option Plan is administered by the Company's Board of Directors, as the Board of Directors may be composed from time to time. All questions of interpretation of the 2004 Stock Option Plan are determined by the Board, and its decisions are final and binding upon all participants. Any determination by a majority of the members of the Board of Directors at any meeting, or by written consent in lieu of a meeting, shall be deemed to have been made by the whole Board of Directors.

Notwithstanding the foregoing, the Board of Directors may at any time, or from time to time, appoint a committee (the "Committee") of at least two members of the Board of Directors, and delegate to the Committee the authority of the Board of Directors to administer the Plan. Upon such appointment and delegation, the Committee shall have all the powers, privileges and duties of the Board of Directors, and shall be substituted for the Board of Directors, in the administration of the Plan, subject to certain limitations.

Members of the Board of Directors who are eligible employees are permitted to participate in the 2004 Stock Option Plan, provided that any such eligible member may not vote on any matter affecting the administration of the 2004 Stock Option Plan or the grant of any option pursuant to it, or serve on a committee appointed to administer the 2004 Stock Option Plan. In the event that any member of the Board of Directors is at any time not a "disinterested person", as defined in Rule 16b-3(c)(3)(i) promulgated pursuant to the Securities Exchange Act of 1934, the Plan shall not be administered by the Board of Directors, and may only by administered by a Committee, all the members of which are disinterested persons, as so defined.

Eligibility

Under the 2004 Stock Option Plan, options may be granted to key employees, officers, directors or consultants of the Company, as provided in the 2004 Stock Option Plan.

Terms of Options

The term of each Option granted under the Plan shall be contained in a stock option agreement between the Optionee and the Company and such terms shall be determined by the Board of Directors consistent with the provisions of the Plan, including the following:

(a) PURCHASE PRICE. The purchase price of the Common Shares subject to each ISO shall not be less than the fair market value (as set forth in the 2004 Stock Option Plan), or in the case of the grant of an ISO to a Principal Stockholder, not less that 110% of fair market value of such Common Shares at the time such Option is granted. The purchase price of the Common Shares subject to each Non-ISO shall be determined at the time such Option is granted, but in no case less than 85% of the fair market value of such Common Shares at the time such Option is granted.

(b) VESTING. The dates on which each Option (or portion thereof) shall be exercisable and the conditions precedent to such exercise, if any, shall be fixed by the Board of Directors, in its discretion, at the time such Option is granted.

(c) EXPIRATION. The expiration of each Option shall be fixed by the Board of Directors, in its discretion, at the time such Option is granted; however, unless otherwise determined by the Board of Directors at the time such Option is granted, an Option shall be exercisable for ten(10) years after the date on which it was granted (the "Grant Date"). Each Option shall be subject to earlier termination as expressly provided in the 2004 Stock Option Plan or as determined by the Board of Directors, in its discretion, at the time such Option is granted.

(d) TRANSFERABILITY. No Option shall be transferable, except by will or the laws of descent and distribution, and any Option may be exercised during the lifetime of the Optionee only by him. No Option granted under the Plan shall be subject to execution, attachment or other process.

(e) OPTION ADJUSTMENTS. The aggregate number and class of shares as to which Options may be granted under the Plan, the number and class shares covered by each outstanding Option and the exercise price per share thereof (but not the total price), and all such Options, shall each be proportionately adjusted for any increase decrease in the number of issued Common Shares resulting from split-up spin-off or consolidation of shares or any like Capital adjustment or the payment of any stock dividend.

Except as otherwise provided in the 2004 Stock Option Plan, any Option granted hereunder shall terminate in the event of a merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation of the Company. However, the Optionee shall have the right immediately prior to any such transaction to exercise his Option in whole or in part notwithstanding any otherwise applicable vesting requirements.

(f) TERMINATION, MODIFICATION AND AMENDMENT. The 2004 Stock Option Plan (but not Options previously granted under the Plan) shall terminate ten (10) years from the earlier of the date of its adoption by the Board of Directors or the date on which the Plan is approved by the affirmative vote of the holders of a majority of the outstanding shares of capital stock of the Company entitled to vote thereon, and no Option shall be granted after termination of the Plan. Subject to certain restrictions, the Plan may at any time be terminated and from time to time be modified or amended by the affirmative vote of the holders of a majority of the outstanding shares of the capital stock of the Company present, or represented, and entitled to vote at a meeting duly held in accordance with the applicable laws of the State of Nevada.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND PLAN OF OPERATIONS

Some of the information in this Form SB-2 contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "expect," "anticipate," "believe," "estimate" and "continue," or similar words. You should read statements that contain these words carefully because they:

•	discuss our future expectations;
•	contain projections of our future results of operations or of our financial condition; and
•	state other "forward-looking" information.

We believe it is important to communicate our expectations. However, there may be events in the future that we are not able to accurately predict or over which we have no control. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors," "Business" and elsewhere in this prospectus. See "Risk Factors."

OVERVIEW

We were organized in September 2001. We were initially engaged in the sale of finished products, such as utensils and drinking straws, that were manufactured by third parties using our resins that serve as a substitute to fossil fuel based plastics. However, we elected to shift our focus to the development, manufacture and sale of bio-based resins and in August 2005, we commenced the limited sale of resins. Prior to August 2005, primarily all of our revenue was generated through the sale of finished products.

Each of our finished products and plastics made with our resins are biodegradable, biobased and compostible. The ideal situation, although not required to attain the environmental impact of our products, is for our products to be used in a composting program where the products are discarded on sites that allow a direct return to nature.

Although the market for our products is worldwide, we have focused sales efforts within the United States with a concentration in the western United States. Our revenues have been generated from the sales of bags (50%), utensils and straws (30%) and cups, plates and other items (20%). As we increase our resin based business, we have been slowly winding down our finished products business. We expect to cease the sale of finished products and to be solely generating revenues based on producing resins by the middle of 2007.

We intend to market our resins to distinguish them from our larger, more established companies by highlighting the higher temperature resistance and easy process ability for certain applications.

We were successful in creating this new resin that can be applied to conventional converting equipment, at a price competitive with traditional plastic. We started to test-market commercialization of our biodegradable proprietary materials through the manufacturing of disposable food service ware. Our “plastic” can be used in all major converting processes such as injection molding, thermoforming, blow molding, extrusions, etc. We spent several years on testing not only the physical properties of resins, but also their process ability on conventional equipment. Management believes that it is a key element for the resin to be useable on conventional equipment, and believes that it will be easier for traditional converters to substitute petroleum based resins with our resins.

Our proprietary substrate is made from annually renewable resources such as corn and potato starch. All of our resins are biobased, biodegradable and compostable, and finished products made of our resin are commercially produced and sold at prices that are competitive with conventional plastic.

Products made of our resins have been tested for their compostability with specific reference to US standards set by the American Society for Testing and Materials (“ASTM”) such as ASTM 6400 D99 or ASTM 6868. Several of our resins, including our resins for injection molding, thermoforming, extrusion coating and blow molding, have passed successfully such standards requirements allowing our company to introduce on the market products, which were the first of their class. For instance, in 2004, we announced that our utensils sold under the brand name NAT-UR® were granted the first Biodegradable Products Institute Logo. The ASTM standards are significant in so far as they identify plastic products that will compost satisfactorily in a wide array of municipal or commercial composting facilities. Further, the ASTM standards allow consumers to educate themselves on the appropriate uses and recovery avenues for the compostible plastic products..

In addition, we had several resins tested for their biobased content. This is an important aspect of the resins, especially now that several State and Federal initiatives are pushing energy independence and use of alternative energy and products. All tests on our products our performed by Advanced Materials Testing Laboratory.

Although we developed the resins focusing on the properties and environmental aspects of the products, in recent months the drastic increase in petroleum based plastics is creating a momentum for bio-based products.

Our company so far has concentrated on applications in the food service industry due to an existing and growing demand for “compostable” products. However, we are also exploring the possibility of extending the use of our resins to other fields, such as agriculture, where we are currently working on a research project with potentially large applications in agriculture. The medical field is also of interest to our company, and several conversations have been entertained with professionals from the medical field for specific applications.

We started to implement a shift into our business model to manufacture resin directly instead of using our resin to make and sell finished products. During the second quarter of 2005, we proceeded with the installation of a large extrusion facility in our plant facility, which we increased by adding an additional 8,000 square feet of space. In doing so, we started to decrease our focus on the sale of finished products towards setting up a resin manufacturing facility.

Management anticipates that the shift to resin manufacturing will take several months with added equipment investment and management anticipates that the complete shift to resin manufacturing may last for another 18 months. The fist shipment of resin occurred in August 2005. During this period we continued to sell finished products directly and through distributorship arrangements. We purchased additional raw material, compared to the previous year. Such raw material was necessary for the manufacturing of resin. The raw material is accounted for in inventory. Some of the raw material was also used in research and development activity.

Historically, Yanosan, New Belgium Brewery, City of Portland, Area Distributors and Pollack Paper have each accounted for more than 10% of our revenues each or our prior periods.

OPERATIONS - THE NINE MONTHS ENDED SEPTEMBER 30, 2005 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2004

Revenues decreased by $101,601, or 37.01%, to $172,935 for the three months ended September 30, 2005 compared to the three months ended September 30, 2004. Revenues decreased by $30,351, or 6.14%, to $464,052 for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. The decrease in revenue was a result of setting up new equipment and training technicians.

COST OF SALES

Cost of sales decreased by $115,950 or 39.28%, to $179,229 for the three months ended September 30, 2005 compared to the three months ended September 30, 2004. As a percentage of sales, cost of sales was 103.64% for the three months ended September 30, 2005 compared to 107.52% for the three months ended September 30, 2004, indicating a 3.88% decrease. Cost of sales decreased by $54,995 or 11.60%, to $418,970 for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. As a percentage of sales, cost of sales was 90.29% for the nine months ended September 30, 2005 compared to 95.87% for the nine months ended September 30, 2004, indicating a 5.58% decrease. Management attributes the decrease in cost of sales to a decrease of products being sold. The slight decrease in cost of sales as a percentage of total sales in 2005 reflects increased efficiency.

GROSS PROFIT

Gross profit increased $14,346, or 69.50%, to ($6,294) for the three months ended September 30, 2005 compared to the three months ended September 30, 2004. Gross profit increased $24,644, or 120.58%, to $45,082 for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. The gross profit margin also increased 220.58% to 9.71% for the nine months ended September 30, 2005 compared to 4.13% for the nine months ended September 30, 2004, primarily due to the product mix sold.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative ("G&A") expenses increased by $175,441, or 451.67%, to $214,284 for the three months ended September 30, 2005 compared to the three months ended September 30, 2004. G&A expenses increased by $400,735, or 239.02%, to $568,391 for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004.

This increase in G&A expenses was a result of an increase in staff salaries of $103,654, and professional and consulting fees of $200,486.

RESEARCH AND DEVELOPMENT

Research and development ("R&D") costs increased by $3,239 or 46.26%, to $10,240 for the three months ended September 30, 2005 compared to the three months ended September 30, 2004. R&D costs increased by $69,847, or 35.67%, to $94,764 for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. This increase in R&D costs was a result of Cereplast manufacturing its own resin in-house.

NET LOSS

Net loss increased by $173,398, or 239.47%, to $245,806 for the three months ended September 30, 2005 compared to the three months ended September 30, 2004. Net Loss increased by $463,609, or 246.80%, to $651,459 for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. This increase in net loss was a result of increased G&A expenses and R&D costs for our growth. Currently operating costs exceed revenue because sales are not yet significant. We cannot assure when or if revenue will exceed operating costs.

OPERATIONS - THE YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE YEAR ENDED DECEMBER 31, 2003

The following sets forth selected items from our company’s statements of operations (in thousands) and the percentages that such items bear to net sales for the years ended December 31, 2004 (‘FY04’) and December 31, 2003 (‘FY03’).

	FY04		FY03

Net sales	$616	100.0%	$295	100.0%
Cost of sales	577	94.0	313	106.0
Gross profit	39	6.0	(18)	(6.0)
General and administrative	244	40.0	117	40.0
Research and development	61	10.0	39	13.0
Total operating expenses	305	50.0	156	53.0
Loss from operations before other expense	(266)	(43.0)	(174)	(59.0)
Interest expense	(21)	(3.0)	(11)	(4.0)
Net loss	(287)	(47.0)	(185)	(63.0)

FY04 COMPARED WITH FY03

Net sales for FY04 increased by $321,000 or 108.8%, to $616,000 compared to $295,000 for FY03. Management attributes the increase in net sales to market exposure, new customers and introduction of new products.

COST OF SALES

The cost of sales for FY04 increased by $264,000 or 84.3%, to $577,000 from $313,000 in FY03. As a percentage of sales, cost of sales was 94.0% for FY04, compared to 106.0% in FY03, indicating a 12.0% decrease. Management attributes the decrease in cost of sales between FY04 and FY03 to an increase of products being sold.

GROSS PROFIT

The gross profit increased $57,000, or 216%, to $39,000 in FY04 from $(18,000) in FY03. The gross profit margin also increased 146.2%, to 6.0% in FY04, compared to (6.0)% in FY03, primarily due to higher sales of products.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative (“G&A”) expenses for FY04 increased by $127,000, or 108.0%, to $244,000, compared to $117,000 for FY03. The increase in G&A expenses was due to increased legal consultancy and professional fees. As a percentage of total sales, G&A was consistent at 40.0% in FY03 and FY04.

RESEARCH AND DEVELOPMENT

The research and development cost for FY04 increased by $22,000, or 36.0%, to $61,000, compared to $39,000 for FY03. The 36.0% increase in research and development was due to testing various resins for product manufacturing to be used in all major converting processes.

LOSS FROM OPERATIONS

During FY04, the Company generated a loss from operations of $266,000, as compared to $174,000 for FY03, an increase of 52.9%. Management attributes the increase in loss income from operations to an increase in research and development, marketing expenses and professional fees.

INTEREST EXPENSE

Interest expense for FY04 increased by $10,000, or 47.6%, to $21,000, compared to $11,000 for FY03, due primarily to usage of revolving lines of credit, leased equipment and shareholder loans.

NET LOSS

Net loss for FY04 increased by $102,000, or 55.1%, to $(287,000), compared to $(185,000) for FY03. As discussed above the increase was caused by the increase in research and development, marketing expenses, professional fees, and interest expense.

SEASONALITY

Sales of our disposable food service wares exhibit very little discernable seasonal fluctuation. In the last two years, the highest quarters were in the 2nd and 3rd quarters, and the lowest quarters were in the 1st and 4th quarters. This fluctuation was due to our selling finished products made from our resins. The product consisted primarily of disposable dinnerware used for outdoors, and lawn & leaf bags used for gardening related activities. Outdoors and Gardening activities are primarily occurring during Spring, Summer and the beginning of Fall. Sales were more important during the 2nd and 3rd quarter, which reflect this trend.

In general, management believes sales are slightly seasonal, with greater sales during the Company’s second and third quarter, as shown in the table below in thousands.

	First	Second	Third	Fourth
FY	Quarter	Quarter	Quarter	Quarter

2004	70	164	272	110

2003	15	93	101	86

LIQUIDITY AND CAPITAL RESOURCES

We had net cash of $13,074 at September 30, 2005, as compared to $11,028 at September 30, 2004.

We had a working capital deficit (i.e. the difference between current assets and current liabilities) of $313,824 at September 30, 2005, as compared to working capital equity of $9,327 at September 30, 2004. The increase in the working capital deficit was partly due to financing of manufacturing equipment of $183,700, during the nine months ended September 30, 2005.

During the nine months ended September 30, 2005, we used $738,228 of cash for operating activities, as compared to $84,726 during the nine months ended September 30, 2004. The increase in the use of cash for operating activities was a result of hiring staff, legal fees incurred to go public, and research and development costs incurred to produce the resin in-house.

Cash used in investing activities to purchase equipment during the nine months ended September 30, 2005 was $17,700 compared to $2,170 during the nine months ended September 30, 2004.

Cash provided by financing activities relating to the issuance of shares of common stock during the nine months ended September 30, 2005 was $648,423, as compared to $0 during the nine months ended September 30, 2004.

In addition, we received $100,000 and $50,000 in funds for the operation of our company, at an interest rate of 9%, due and payable in December 2005, and June 2006 respectively.

We will continue to market its products through sales leads, referrals, and marketing to increase its customer base, and will raise further capital through the issuance of common stock.

In October 2005, we commenced a private placement of up to four million (4,000,000) shares of its common stock at a price of five cents ($0.05) per Share. The private placement, which was made in reliance upon an exemption from registration under Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act of 1933, as amended, was terminated by the Company on November 12, 2005. The Company raised approximately $145,500 in gross proceeds (approximately $138,950 in net proceeds) from this offering.

The net cash proceeds of approximately $138,950 from this offering of Common Stock were utilized to pay costs associated with expansion of our manufacturing facility, research and development, test marketing, advertising and marketing, raw materials, accounts payable, and for general working capital.

In November 2005, the Company commenced a private placement of up to ten million (10,073,000) shares of its common stock at a price of ten cents ($0.10) per share for gross proceeds in the amount of $1,007,300. The private placement was made in reliance upon an exemption from registration under Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act of 1933, as amended. The offering terminated in December 2005.

On February 13, 2006, we entered into an Periodic Equity Investment Agreement with Cumorah. Pursuant to the Periodic Equity Investment Agreement, we may, at our discretion, periodically sell to Cumorah shares of common stock for a total purchase price of up to $10,000,000. For each share of common stock purchased under the Periodic Equity Investment Agreement, Cumorah will pay us 90% of the lowest closing bid price of the common stock during the five consecutive trading days immediately following the notice date. For example, assuming that 90% of the lowest closing bid price of our common stock during the five consecutive trading days immediately following a notice date is $.52, if we request an advance in the amount of $250,000, Cumorah will be entitled to 534,188 shares of our common stock, which is calculated by dividing $250,000 by $.468.

Cumorah is restricted from owing in excess of 4.9% of our outstanding common stock. In the event that Cumorah is unable to sell shares of common stock that it acquires under the Periodic Equity Investment Agreement and its ownership equals 4.9% of the our outstanding, then we will not be able to draw down money under the Standby Distribution Agreement. Cumorah also received 5,000,000 shares of our common stock upon execution of the Periodic Equity Investment Agreement. We are registering in this offering 20,000,000 shares of common stock to be issued under the Periodic Equity Investment Agreement.

On January 15, 2006, the Company commenced a private placement which closed on February 14, 2006. The Company sold 10,330,000 shares of its common stock at a price of $0.125 per share for gross proceeds in the amount of $1,291,250. The private placement was made in reliance upon an exemption from registration under Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act of 1933, as amended. The offering terminated on February 14, 2006.

BUSINESS

History

We were incorporated on September 29, 2001 in the State of Nevada under the name of Biocorp North America Inc. On March 18, 2005, we filed an amendment to our certificate of incorporation to change our name to Cereplast, Inc.

Overview

We were initially engaged in the sale of finished products, such as utensils and drinking straws, that were manufactured by third parties using our resins. However, we elected to shift our focus to the development, manufacture and sale of bio-based resins and in August 2005, we commenced the limited sale of resins. Prior to August 2005, primarily all of our revenue was generated through the sale of finished products.

Each of our finished products have been approved by the Biodegradable Products Institute (BPI), which is a certification program founded by Frederic Scheer, our CEO and President, who currently serves as Chairman Emeritus and a board member of BPI. We are currently applying to have our resins approved by BPI. In order to have our products and resins approved by BPI, we are required to pay an evaluation fee as well as an annual licensing fee for the use of the BPI logo. The significance of obtaining the logo is to illustrate to consumers that the product will biodegrade, disintegrate and compostable. The State of California requires the affixation of the BPI logo in order to market a product as compostable and local agencies and cities are requiring the logo for products to be used in composting programs.

As we increase our resin based business we have been slowly winding down our finished products business. We expect to cease the sale of finished products and to be solely producing resins by the middle of 2007.

We are engaged in the development, manufacture and sale of bio-based resins which are used as substitutes for conventional, petroleum based plastics in a variety of applications, including the manufacture of food service items such as utensils, plates, cups and straws. Our bio-based resins are made from renewable resources such as corn, wheat and potato starch, which are bio-degradable, bio-based and compostable. Our resins incorporate several natural ingredients including starch derived from corn starch, wheat starch or potato starch, poly lactic acid and other biodegradable components to insure the physical properties of the end product.

We manufacture each of our resins at our facility to create various grades of our resins. We then sell our resins to plastic manufacturers. Each of our resins are thermoplastic and can be processed on conventional equipment for various applications including injection molding, thermoforming, blow molding and extrusions. As a result, plastic manufacturers do not need to change their equipment in order to accommodate our resins. We believe our resins provide plastic manufacturers with an environmentally safe and economically viable alternative to conventional, petroleum-based plastics. Our web site address is www.cereplast.com.

Finished Products

We currently sell finished products including various types of dinnerware such as bowls, plates and utensils that are manufactured by third parties using our resins. During the first quarter of 2005, we commenced the marketing of NAT-UR ® straws and higher heat resistant utensils. From inception to August 2005, all of our revenues were generated through the sales of finished products. We are currently undergoing a switch in our business plan from the sale of finished products to the manufacture and sale of resins. As we increase our resin based business we have been slowly winding down our finished products business. We expect to cease the sale of finished products and to be solely producing resins by the middle of 2007.

Resins

Traditional foodservice disposables, wraps, and paperboard are currently manufactured from a variety of materials, including paper and plastic. We believe that none of these materials fully addresses three of the principal challenges facing the foodservice industry; namely performance, price, and environmental impact. We believe plastics that are manufactured with our resins address the combination of these challenges better than traditional alternatives.

To date, our resins have been used to produce limited commercial quantities of foodservice ware including utensils, plates, cups and straws intended for use by all segments of the foodservice disposable packaging market, including quick-service restaurants, food and facilities management companies, the U.S. government, universities/colleges, and retail operations. These products were manufactured using our resins which minimize the harmful impact on the environment without sacrificing competitive price or performance.

Our resins are primarily made from abundantly available and low cost natural raw materials such as starch from annually renewable crops such as corn, wheat and potatoes. We believe that foodservice disposables made of our resins will offer certain significant environmental benefits, will have comparable or superior performance characteristics, such as greater strength and rigidity, and can be commercially produced and sold at prices that are competitive with comparable conventional paper and plastic foodservice disposables.

Our resins can be used in the following conventional processes:

•	Injection molding to manufacture utensils, plates and cups.

•	Thermoforming to manufacture cups and hard plates.

•	Blow molding to manufacture film for compostable bags.

•	Extrusion for paper lamination or for straws.

Industry Overview

The end market for our resins encompass the entire plastic industry. However, we have elected to focus on the food service industry, which we believe is more environmentally sensitive and in need of environmentally friendly packaging.

Our objective is to establish our resins as the preferred resin supplier for plastics manufacturers producing disposable packaging material for the foodservice industry throughout the world based on comparable performance, environmental superiority and competitive pricing. Our approach for achieving this objective has been to:

•
manufacture our resins at our facility and to license our resin producing technology to strategically selected manufacturing or operating partners to manufacture, market, distribute and sell our resins;

•	demonstrate customer acceptance and demand for our resins through key market leaders and environmental groups; and

•	demonstrate the manufacturability and improved economics with initial strategic partners.

We have commenced manufacturing of our resins and intend to license our patented technology to other manufacturers on a world wide basis. Our goal is to establish our resins as the preferred choice of large plastic manufacturers supplying the food service industry. Waste collection bags and foodservice ware made from our resins are currently sold through retail outlets such as Wild Oats, Whole Food Market and Walgreens primarily in areas where bio-degradable waste bags are mandated for the handling of compostable organic wastes or where food waste composting has been introduced.

In addition to the United States, we believe the market opportunity for plastics made with our bio-degradable resins is particularly strong in Europe and parts of Asia due to heightened environmental concerns and government regulations. In Europe, environmental legislation, such as the so-called "Green Dot" laws have created an opportunity for environmentally preferable products. Meanwhile, new regulations in many Asian countries have mandated a reduction in polystyrene production stimulating an increased demand for foodservice packaging manufactured from acceptable alternative materials. Furthermore, we believe improvements in the Asian and European composting and recycling infrastructure are expected to facilitate the use of environmentally preferable products.

Marketing

In order to achieve our objective of establishing our resins as the preferred resin for plastic manufacturers producing disposable packaging in the foodservice industry, we intend to engage in the following marketing strategies:

•	develop resins for use in products which deliver comparable or greater performance, are competitively priced and offer environmental advantages as compared to traditional packaging alternatives

•	demonstrate customer demand as well as product performance and positioning

•	educate the market and build awareness for the Nat-UR® brand

•	prove manufacturability and economics of foodservice packaging produced utilizing our resins

•	license our resin technology to strategic manufacturing partners to manufacture, market, distribute and sell plastics manufactured with our resin technology.

Manufacturing

We manufacture our bio-based resins in our facility at 3421-3433 West El Segundo Boulevard, Hawthorne, California 90250. Our facility consists of an approximately 20,000 square foot manufacturing area, equipped with machine tools and other industrial equipment, plus storage for materials. This facility is adequate for our present manufacturing needs.

Our manufacturing process for creating resins consists of blending the component ingredients of a proprietary composite material in an industrial mixer, then processing such ingredients through heat and extrusion with a custom designed extruder installed at our facility. The resins are subject to drying and packaged at the facility. We use Poly Lactic Acid (PLA) purchased from NatureWorks , LLC. (formerly Cargill Dow LLC) (“NatureWorks”) and readily available natural raw materials, such as potato or corn starch, as well as natural organic compound and blend. All the ingredients are processed in very specific percentages according to proprietary formulations.

Since our resins engineered from readily available, low-cost natural raw materials such as poly lactic acid and starch, we believe our products can be manufactured cost-effectively at commercial production levels. We have entered into an agreement with NatureWorks for the provision of poly lactic acid resins. In the event that we are unable to obtain poly lactic acid resins from NatureWorks our operations may be negatively impacted. All other materials, including starches are readily available. There are no exclusive suppliers for our other raw materials including the starches, which are available from numerous suppliers

Over the past several years, we have devoted resources to develop finished products and to demonstrate the commercial viability of our resins. To date, we have produced limited amounts of resins on production lines but we have demonstrated that our proprietary resins can be processed on conventional equipment.

Intellectual Property

We regard our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success. In addition, we have filed for patent and trademark protection for our proprietary technology. We were granted registration of our trademark, Nat-Ur® in the United States. We have filed for patent protection of our technology in the United States and in Europe. Our patent applications are pending and the patent application numbers are 10/788,542 and 10//789,549 in the United States. We can give no assurance that any such patent will be granted for our resin technology.

We rely on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights.

Competition

Competition among resin providers for food and beverage container manufacturers in the foodservice industry and in the finished product industry is intense. Historically, we have been engaged in the sale of finished biodegradable products but we are presently in the process of winding down the sale of finished products and shifting our core focus to the sale of resins to food and beverage container manufacturers. For our finished products, we compete on the basis of price and we have a large market presence. Based on our research, we believe that the finished products that we offer are of equal to or superior quality at less cost. Our primary competitors in the finished product market include Polargruppen, BiogroupUSA and Wei Mon Industries.

In the resin industry, we compete with BASF, Cargill-Dow, DuPont, Eastman Chemical-Novamont and Dow Chemical. Virtually all of these competitors have greater financial and marketing resources at their disposal than our company, and many have established supply, production and distribution relationships and channels. Companies producing competitive products may reduce their prices or engage in advertising or marketing campaigns designed to protect their respective market shares and impede market acceptance of our resin. In addition, we also compete with companies that provide petroleum based raw materials to plastic manufacturers. As we have only recently switched our focus to the sale of resins, our market presence is limited. We intend to compete with our larger, better financed competitors by highlighting our resins’ higher temperature resistance and easy process ability for certain applications.

Several paper and plastic disposable packaging manufacturers and converters and others have made efforts to increase the recycling of these products. Increased recycling of paper and plastic products could lessen their harmful environmental impact, one major basis upon which we intend to compete. A number of companies have introduced, or are attempting to develop, biodegradable starch-based materials, plastics, or other materials that may be positioned as potential environmentally superior packaging alternatives. It is expected that many existing packaging manufacturers may actively seek to develop competitive alternatives to products and processes utilizing their own resins or resins developed by our competitors.

Government Regulation

The manufacture, sale and use of our resins are subject to regulation by the U.S. Food and Drug Administration (the "FDA"). The FDA's regulations are concerned with substances used in food packaging materials. Thus, food and beverage containers are in compliance with FDA regulations if the components used in the food and beverage containers:

•	are approved by the FDA as indirect food additives for their intended uses and comply with the applicable FDA indirect food additive regulations; or

•	are generally recognized as safe for their intended uses and are of suitable purity for those intended uses.

We believe that our resins are in compliance with all requirements of the FDA and do not require FDA approval prior to the sale of our products. We cannot be certain, however, that the FDA will agree with these conclusions.

Research and Development

We are currently researching new applications in various industries including agriculture, medical and electronics. Our research includes researching new methods of improving processing on conventional equipment and developing new material with higher heat resistance. In the medical field, we are researching the possibility of improving the strength of material and control the speed of biodegradation. For applications in the agriculture industry, we are studying the use of biodegradable resin to substitute certain part of equipment currently made of conventional petroleum based plastics. We are also studying tear resistance and overall strength of materials produced with our resins.

Description of Property

We currently maintain our executive offices and research and development facilities at 3421-3433 West El Segundo Boulevard, Hawthorne, California 90250, and our telephone number is (310) 676-5000. This facility consists of a 18,000 square foot manufacturing facility and approximately 2,000 square feet of office space. Our lease for these facilities requires that we pay $7,700 per month in rent. This facility is in good working condition and we expect this facility to satisfy our needs for the next 12 months.

Legal Proceedings

We are not involved currently in legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations. We may become involved in material legal proceedings in the future.

Employees

We have 9 full time employees and 3 part time employees. None of our employees are represented by a labor organization.

MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

Our directors and executive officers are as follows:

Name and Address	Age	Position

Frederic Scheer	51	President, CEO and a Director

Raylen Jensen	65	Director

Brian Altounian	42	Director

William Kelly	58	Senior Vice President - Technology

Robert L. Dobbs	38	Vice President -Sales

Russell Wegner	44	Vice President - Marketing and Regional Planning

Frederic Scheer, our President, CEO and a director, became involved in the biodegradable plastics industry in 1994 when, serving as a financial consultant, he organized the buyout of Novamont, SpA, then a division of Montedison, an Italian resin manufacturer and research company. Subsequently, Mr. Scheer secured the exclusive distribution rights in North America for Mater-Bi™, a 100% biodegradable resin patented and produced by Novamont, and started distribution of Mater-Bi in North America. This platform allowed Mr. Scheer to access the emerging industry at that time. Mr. Scheer then created the Biodegradable Products Institute (BPI). Prior to his engagement in the biodegradable industry in 1994, Mr. Scheer worked at ING and Credit Suisse in Europe. Mr. Scheer holds a Doctor of Laws from the University of Paris, a Masters Degree in Finance and a Masters Degree in Political Sciences from Institut d’Etudes Politiques, Paris, France. Mr. Scheer, a US citizen is fluent in French, Spanish, Italian and English.

Raylen Jensen, director, has served since June 1994 as the President of Sunn Classic Pictures, a wholly owned subsidiary of Sunn Classic Pictures, Inc., where he is engaged in the financing, business planning and product acquisition in connection with film distribution. From 1990 to 1996, Mr. Jensen served as the President and Chief Operating Officer of Cofitras Entertainment, a video and motion pictures company.

Brian Altounian, director, has served since June 2003 as the Chairman and Interim CEO of XsunX, Inc. (OTCBB: XSNX) which is developing a solar technology that allows glass windows to produce electricity from the power of the sun. From January 2000 to June 2003, Mr. Altounian served as the Executive Vice President, CFO and COO of Main Course Technologies/Plyent, technology startup. Mr. Altounian received a BA in Psychology from the University of California - Los Angeles and an MBA from Pepperdine University.

William Kelly, Senior Vice President of Technology, has worked as a specialist in polymer product development for the last 26 years in which he has been involved in the development of thermoplastic materials. From 1999 to 2002, Mr. Kelly served as the Technical Service and Development manager for Hycail BV and from 1995 to 1998 as the Technical Service Manager for Chronpol Inc. Mr. Kelly graduated in 1976 from SUNY-Albany with a BS in Chemistry.

Robert Dobbs, Vice President - Sales, has over 12 years of experience in the restaurant industry and casual sining in packaging development. Among his past experience, Mr. Dobbs worked at Perseco in Chicago as Product manager from 1996 to 1997 and worked at Yum Brands Restaurants, the parent company for Pizza Hut, Taco Bell, KFC, Long John Silvers and A&W from 1997 to 2002. From 2002 to the present, Mr. Dobbs managed his own package consulting and national sales account agency. Mr. Dobbs hold a BS in Packaging from Michigan State University.

Russell Wegner, Vice President - Marketing and Regional Planning, has served since 2003 as the Vice President, Marketing and Regional Planning in our San Francisco office. From 1992 to present, Mr. Wegner has served as the President of Work of Art Catering, Inc., a company which he founded that is engaged in catering and event planning. Mr. Wegner has a Finance Degree and MBA in Management of Science, Technology, and Innovation from George Washington University.

The above listed directors will serve until the next annual meeting of the stockholders or until their death, resignation, retirement, removal, or disqualification, and until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Our officers serve at the will of the Board of Directors. There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person. There is no family relationship between any of our executive officers or directors.

BOARD COMMITTEES

Audit Committee

The audit committee of the board of directors reviews the internal accounting procedures of our company and consults with and reviews the services provided by our independent accountants. The audit committee consists of Messrs. Jensen and Altounian, both of whom are considered to be independent. The audit committee held no meetings in 2004. Mr. Altounian serves as the financial expert on the Audit Committee.

Compensation Committee

The compensation committee of the board of directors:

•	reviews and recommends to the board the compensation and benefits of our executive officers;
•	administers our stock option plans and employee stock purchase plan; and
•	establishes and reviews general policies relating to compensation and employee benefits.

The compensation committee consists of Messrs Scheer, Jensen and Altounian. No interlocking relationships exist between the board of directors or compensation committee and the board of directors or compensation committee of any other company. During the past fiscal year the compensation committee had no meetings.

DIRECTOR COMPENSATION. Our directors do not receive any cash or other compensation for their service as members of the Board of Directors, although they are reimbursed for travel and lodging expenses in connection with attendance at Board meetings.

Code of Ethics

We have adopted a Code of Ethics and Business Conduct for Officers, Directors and Employees that applies to all of our officers, directors and employees.

EXECUTIVE COMPENSATION

The following tables set forth certain information regarding our CEO. No officer of our company has received a total annual salary and bonus for the fiscal year ending December 31, 2004, 2003 and 2002 exceeding $100,000.

Summary Compensation Table

		Annual Compensation		Long Term Compensation

Name and Principal Position	Year	Salary ($)	Bonus ($)	Securities Underlying Options (#s)	All Other Compensation ($)

Frederic Scheer, President	2004	$0	$0	0	$0

We did not pay to our Chief Executive Officer or any executive officer any compensation intended to serve as incentive for performance to occur over a period longer than one year pursuant to a long-term incentive plan in the years ended December 31, 2003 and December 31, 2004.

We do not have any defined benefit or actuarial plan with respect to our Chief Executive Officer or any executive officer under which benefits are determined primarily by final compensation and years of service.

Stock Option Grants in Last Fiscal Year

We did not grant stock options during the year ended December 31, 2004.
Aggregate Option Exercises in Last Fiscal Year

None of the named executive officers exercised options during the year ended December 31, 2004.

Employment Agreements

We presently do not have any employment agreements. We have entered into the following agreements with our executive officers:

•
We entered into a Memorandum of Understanding with William Kelly on September 16, 2002. Mr. Kelly is an executive officer of our company. The Memorandum of Understanding outlines a collaboration between Mr. Kelly and our company whereby Mr. Kelly has agreed to provide our company with technical assistance in the development of our products. The term of the Memorandum is for a period of ten years and provides that a final, definitive agreement will be entered.

•
On February 11, 2003, we entered into an agency agreement with Work of Art Catering, a company owed by Russell Wegner, an executive officer and a shareholder of our company. Pursuant to such agreement, Mr. Wegner agreed to provide sales assistance for our products in the San Francisco area. We are required to pay Mr. Wegner a minimum of 5% on all sales generated through Mr. Wegner.

•
On August 22, 2003, we entered into an Agency Agreement with Robert L. Dobbs, an executive officer and shareholder of our company. Pursuant to the Agency Agreement, Mr. Dobbs has agreed to represent our company in the food service industry and will receive a commission on all sales resulting from his efforts.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of February 13, 2006. The information in this table provides the ownership information for:

•	each person known by us to be the beneficial owner of more than 5% of our Common Stock;

•	each of our directors;

•	each of our executive officers; and

•	our executive officers and directors as a group.

Beneficial ownership has been determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the shares. Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to the number of shares indicated as beneficially owned by them. Common stock beneficially owned and percentage ownership is based on 197,063,262 shares outstanding on February 13, 2006, and assuming the exercise of any options or warrants or conversion of any convertible securities held by such person, which are presently exercisable or will become exercisable within 60 days after February 13, 2006.

Name and Address	Number of Shares Beneficially Owned	Percent of Class

Frederic Scheer(1)(2)	117,800,000	59.78%

Raylen Jensen(1)	1,000,000	*

Brian Altounian(1)	1,159,000	*

William Kelly(1)	1,000,000	*

Robert L. Dobbs(1)	495,000	*

Russell Wegner(1)	6,158,625	3.13%

Wings Fund, Inc. (3)	11,250,000	5.71%

Julie-Anne O’Rear	11,250,000	5.71%

All officers and directors as a Group (6 people)	127,612,625	64.76%
*Less than one percent
** Address is c/o Cereplast, Inc., 3421-3433 West El Segundo Boulevard, Hawthorne, California 90250

(1) Officer and/or director of our company.
(2) Mr. Scheer beneficially owns such shares jointly with his wife, Jocelyne Scheer.
(3) Karen M. Graham is the sole owner of Wings Fund, Inc.  Ms. Graham has voting and dispositive control over such shares held by Wings Fund, Inc.

DESCRIPTION OF SECURITIES TO BE REGISTERED

COMMON STOCK

We are authorized to issue up to 475,000,000 shares of common stock, $.0001 par value per share. As of February 13, 2006, there were 197,063,262  shares of common stock outstanding. Holders of the common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution, or winding up of our company, the holders of common stock are entitled to share ratably in all of our assets which are legally available for distribution after payment of all debts and other liabilities and liquidation preference of any outstanding common stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are validly issued, fully paid and nonassessable.

We have appointed US Stock Transfer Corporation, 1745 Gardena Avenue, Glendale CA 91204-2991, as transfer agent for our shares of common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 2002 and 2003, we issued an aggregate of 117,800,000 shares of common stock to Frederic Scheer in consideration for services in organizing our company.

We entered into a Memorandum of Understanding with William Kelly on September 16, 2002. Mr. Kelly is an executive officer of our company. The Memorandum of Understanding outlines a collaboration between Mr. Kelly and our company whereby Mr. Kelly has agreed to provide our company with technical assistance in the development of our products. The Memorandum of Understanding does not specifically address the compensation to be received by Mr. Kelly for his services to our company. Accordingly, we pay Mr. Kelly for his services on a case by case basis. As of August 1, 2005, Mr. Kelly has received approximately $71,000 in compensation from our company and has been issued 1,000,000 shares of common stock for services. The term of the Memorandum is for a period of ten years and provides that the Memorandum shall govern the relationship between our company and Mr. Kelly until such time that a final, definitive agreement is entered.

On February 11, 2003, we entered into an agency agreement with Work of Art Catering, a company owed by Russell Wegner, an executive officer and a shareholder of our company. Pursuant to such agreement, Mr. Wegner agreed to provide sales assistance for our products in the San Francisco area. We are required to pay Mr. Wegner a minimum of 5% on all sales generated through Mr. Wegner. To date, Mr. Wegner has received fees in the amount of $21,142 and 6,158,625 shares of common stock.

On August 22, 2003, we entered into an Agency Agreement with Robert L. Dobbs, an executive officer and shareholder of our company. Pursuant to the Agency Agreement, Mr. Dobbs has agreed to represent our company in the food service industry and will receive a commission on all sales resulting from his efforts. Mr. Dobbs received 495,000 shares of common stock for his services.

Jocelyne Scheer, a shareholder of our company and the wife of Frederic Scheer, the President, CEO and a director of our company, has extended various loans to our company in the aggregate amount of approximately $340,000. These loans were consolidated into one loan on March 5, 2005. These loans bear interest at 6% and will be repaid not before June 2006. In the event that we default on this loan, we are required to pay the loan plus all interest and a penalty of $1,000 per day.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Certificate of Incorporation, as amended, provide to the fullest extent permitted by Nevada law, our directors or officers shall not be personally liable to us or our shareholders for damages for breach of such director's or officer's fiduciary duty. The effect of this provision of our Certificate of Incorporation, as amended, is to eliminate our rights and our shareholders (through shareholders' derivative suits on behalf of our company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. We believe that the indemnification provisions in our Articles of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act" or "Securities Act") may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. This registration statement does not cover sales by donees, pledgees, transferees or other successors-in-interest of Cumorah. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits the purchaser;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately-negotiated transactions;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	through the writing of options on the shares;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling stockholders may also engage puts, calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

The selling stockholders may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be "underwriters" as that term is defined under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or the rules and regulations under such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders, but excluding brokerage commissions or underwriter discounts.

The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholders defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by the selling stockholders or any other such person. In the event that the selling stockholders are deemed affiliated purchasers or distribution participants within the meaning of Regulation M, then the selling stockholders will not be permitted to engage in short sales of common stock. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

We have agreed to indemnify the selling stockholders, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the selling stockholders, may be required to make in respect of such liabilities.

If the selling stockholders notify us that they have a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the selling stockholders and the broker-dealer.

PENNY STOCK

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person's account for transactions in penny stocks; and
•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must

•	obtain financial information and investment experience objectives of the person; and
•
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and
•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

SELLING STOCKHOLDERS

The following table presents information regarding the selling stockholders. A description of each selling stockholder's relationship to our Company and how each selling stockholder acquired the shares to be sold in this offering is detailed in the information immediately following this table.

	Shares Beneficially Owned Prior to the Offering		Shares to be Acquired Under Periodic Equity Investment Agreement		Shares Beneficially Owned After the Offering (2)
Name	Number	Percent (1)	Number	Percent (1)	Number	Percent

Cumorah Capital, Inc. 3225 McLeod Drive, Suite 100 Las Vegas, Nevada 89121	10,349,918(3)	4.9%	20,000,000	9.21%	0	0%

The Madison Trust 1846 Mountaintop Road Bridgwater, NJ 08807	500,000	*	N/A	N/A	0	0%

Christopher Stappas	2,500,000	1.27%	N/A	N/A	0	0%

* Less than 1%.

(1)
Applicable percentage ownership is based on 197,063,262 shares of common stock outstanding as of February 13, 2006, together with securities exercisable or convertible into shares of common stock within 60 days of February 13, 2006 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of February 13, 2006 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Assumes that all securities registered will be sold and that all shares of common stock underlying the Periodic Equity Investment Agreement will be issued.

(3)
Represents (i) 5,000,000 shares issued to Cumorah upon execution of the Periodic Equity Investment Agreement and (ii) 5,349,918 shares of common stock that are issuable pursuant to the Periodic Equity Investment Agreement, which represents the maximum permitted ownership that the selling stockholder can own at one time (and therefore, offer for resale at any one time) equal to 4.9% of the outstanding common stock as required by the Periodic Equity Investment Agreement. The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholders has sole or shared voting power or investment power and also any shares, which the selling stockholders has the right to acquire within 60 days. The actual number of shares of common stock issuable upon the conversion of the secured convertible notes and the Periodic Equity Investment Agreement is subject to adjustment depending on, among other factors, the future market price of the common stock, and could be materially less or more than the number estimated in the table.

The following information contains a description of each selling stockholder's relationship to us and how each selling stockholder acquired the shares to be sold in this offering is detailed below. None of the selling stockholders have held a position or office, or had any other material relationship, with our Company:

Thomas Stappas, trustee for The Madison Trust, makes all investment decisions on behalf of The Madison Trust.

Cumorah is the investor under the Periodic Equity Investment Agreement and a holder of shares of common stock. All investment decisions of Cumorah are made by William E. Beifuss, Jr., its sole officer, director and shareholder. Cumorah acquired all shares being registered in this offering in financing transactions with us. Those transactions are explained below:

Periodic Equity Investment Agreement. On February 13, 2006, we entered into an Periodic Equity Investment Agreement with Cumorah. Pursuant to the Periodic Equity Investment Agreement, we may, at our discretion, periodically sell to Cumorah shares of common stock for a total purchase price of up to $10,000,000. For each share of common stock purchased under the Periodic Equity Investment Agreement, Cumorah will pay us 90% of the lowest closing bid price of the common stock during the five consecutive trading days immediately following the notice date. For example, assuming that 90% of the lowest closing bid price of our common stock during the five consecutive trading days immediately following a notice date is $.52, if we request an advance in the amount of $250,000, Cumorah will be entitled to 534,188 shares of our common stock, which is calculated by dividing $250,000 by $.468.

Cumorah is restricted from owing in excess of 4.9% of our outstanding common stock. In the event that Cumorah is unable to sell shares of common stock that it acquires under the Periodic Equity Investment Agreement and its ownership equals 4.9% of the our outstanding, then we will not be able to draw down money under the Standby Distribution Agreement. Cumorah also received 5,000,000 shares of our common stock upon execution of the Periodic Equity Investment Agreement. We are registering in this offering 20,000,000 shares of common stock to be issued under the Periodic Equity Investment Agreement.

Periodic Equity Investment Agreement

Summary. On February 13, 2006, we entered into an Periodic Equity Investment Agreement with Cumorah. Pursuant to the Periodic Equity Investment Agreement, we may, at our discretion, periodically sell to Cumorah shares of common stock for a total purchase price of up to $10,000,000. For each share of common stock purchased under the Periodic Equity Investment Agreement, Cumorah will pay us 90% of the lowest closing bid price of the common stock during the five consecutive trading days immediately following the notice date. For example, assuming that 90% of the lowest closing bid price of our common stock during the five consecutive trading days immediately following a notice date is $.52, if we request an advance in the amount of $250,000, Cumorah will be entitled to 534,188 shares of our common stock, which is calculated by dividing $250,000 by $.468.

We are registering in this offering 20,000,000 shares of common stock to be issued under the Periodic Equity Investment Agreement. Cumorah is a private corporation. Cumorah is restricted from owing in excess of 4.9% of our outstanding common stock. In the event that Cumorah is unable to sell shares of common stock that it acquires under the Periodic Equity Investment Agreement and its ownership equals 4.9% of the our outstanding, then we will not be able to draw down money under the Standby Distribution Agreement.

Periodic Equity Investment Agreement Explained. Pursuant to the Periodic Equity Investment Agreement, we may periodically sell shares of common stock to Cumorah to raise capital to fund our working capital needs. The periodic sale of shares is known as an advance. We may request an advance every seven trading days. A closing will be held six trading days after written notice of such a request, at which time we will deliver shares of common stock and Cumorah will pay the advance amount.

We may request advances under the Periodic Equity Investment Agreement once the underlying shares are registered with the Securities and Exchange Commission. Thereafter, we may continue to request advances until Cumorah has advanced $10,000,000 or two years after the effective date of the accompanying registration statement, whichever occurs first.

The amount of each advance is subject to an aggregate maximum advance amount of $250,000. The amount available under the Periodic Equity Investment Agreement is not dependent on the price or volume of our common stock. Cumorah may not own more than 4.9% of our outstanding common stock at any time. Because Cumorah can repeatedly acquire and sell shares, this limitation does not limit the potential dilutive effect or the total number of shares that Cumorah may receive under the Periodic Equity Investment Agreement. In the event that Cumorah is unable to sell its shares and its percentage ownership is equal to 4.9% of our outstanding common stock, we will not be able to request an advance under the Periodic Equity Investment Agreement as Cumorah is restricted to owning more than 4.9% of our outstanding common stock. In addition, Cumorah may terminate the Periodic Equity Investment Agreement upon the occurrence of the following:

•	there shall occur any stop order or suspension of the effectiveness of this prospectus for an aggregate of 50 trading days, other than due to the acts of Cumorah;

•	we shall fail to keep our company listed on the Over the Counter Bulletin Board and such failure shall continue for 30 days;

•	we shall fail to cause our common stock to be registered under the Securities Exchange Act of 1934 and such failure shall continue for 30 days; and

•	two years after the effective date of this prospectus.

Cumorah is not required to pay for shares under the Periodic Equity Investment Agreement if any of the following occur:

•	this prospectus shall not be declared effective or fail to remain effective;

•	the SEC has issued or intends to issue a stop order with respect to the prospectus or that the SEC otherwise has suspended or withdrawn the effectiveness of the prospectus;

•	the sale and issuance of the shares of common stock shall not be legally permitted by all laws and regulations that we are subject to;

•
there shall not exist any fundamental changes to the information set forth in this prospectus such as a the existence of a material acquisition or change in our business, which would require us to file a post-effective amendment, such as a material event;

•	our trading shall be suspended by the SEC or the OTCBB; and

•	the amount of the advance requested shall result in Cumorah owning in excess of 9.9% of our outstanding common stock.

In the event that Cumorah should fail to perform any of its obligations under the Periodic Equity Investment Agreement, then we are not obligated to issue shares thereunder.

We cannot predict the actual number of shares of common stock that will be issued pursuant to the Periodic Equity Investment Agreement, in part, because the purchase price of the shares will fluctuate based on prevailing market conditions and we have not determined the total amount of advances we intend to draw. Nonetheless, we can estimate the number of shares of our common stock that will be issued using certain assumptions.

The following is an example of the amount of shares of our common stock issuable in connection with an advance of $250,000 under the Periodic Equity Investment Agreement, based on market prices 25%, 50% and 75% below the conversion price as of February 13, 2006 of $0.52:

% Below market	Price Per Share	Discount of 2%	Number of Shares Issuable	Percentage of Stock*

25%	$.39	$.351	712,251	0.36%
50%	$.26	$.234	1,068,376	0.54%
75%	$.13	$.117	2,136,752	1.07%
*Based upon 197,063,262 shares of common stock outstanding.

We are registering a total of 20,000,000 shares of common stock for the sale under the Periodic Equity Investment Agreement. The issuance of shares under the Periodic Equity Investment Agreement may result in a change of control. Up to 20,000,000 shares of common stock could be issued under the Periodic Equity Investment Agreement. If all or a significant block of these shares are held by one or more stockholders working together, then such stockholder or stockholders would have enough shares to assume control of us by electing its or their own directors. This could happen, for example, if Cumorah sold the shares purchased under the Periodic Equity Investment Agreement to the same purchaser.

Proceeds used under the Periodic Equity Investment Agreement will be used in the manner set forth in the "Use of Proceeds" section of this prospectus. We cannot predict the total amount of proceeds to be raised in this transaction because we have not determined the total amount of the advances we intend to draw.

We expect to incur expenses of approximately $45,000 consisting primarily of professional fees incurred in connection with this registration.

LEGAL MATTERS

Sichenzia Ross Friedman Ference LLP, New York, New York will issue an opinion with respect to the validity of the shares of common stock being offered hereby.

EXPERTS

ROSE , SNYDER & JACOBS, Independent Auditors, have audited, as set forth in their report thereon appearing elsewhere herein, our financial statements for the period ended December 31, 2004 that appear in the prospectus. The financial statements referred to above are included in this prospectus with reliance upon the independent certified registered public accounting firm’s opinion based on their expertise in accounting and auditing.

CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On or about December 22, 2005, we engaged HJ Associates & Consultants, LLP, Certified Public Accountants ("New Accountant") to audit and review our financial statements for the fiscal year ending December 31, 2005. The New Accountant has been engaged for general audit and review services and not because of any particular transaction or accounting principle, or because of any disagreement with our former accountant, Rose, Snyder & Jacobs, a corporation of certified public accountants (the "Former Accountant").

The Former Accountant was dismissed effective December 22, 2005. The Former Accountant's reports on our financial statements during its past two fiscal years did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope or accounting principles, except for the qualification reflected in its going concern disclosure regarding our company contained in its audit report for the fiscal year ended December 31, 2004, included with the Company's Form SB-2 registration statement filed with the Securities and Exchange Commission on July 5, 2005. The decision to change accountants was recommended and approved by our Board of Directors. During the fiscal years ended December 31, 2003 and December 31, 2004 and through the date hereof, we did not have any disagreements with the Former Accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the Former Accountant's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

The New Accountant was engaged effective December 22, 2005. The New Accountant was engaged for general audit and review services and not because of any particular transaction or accounting principle, or because of any disagreement with the Former Accountant. A letter from the Former Accountant addressed to the Securities and Exchange Commission was requested by the Company and was filed as an exhibit to a Form 8-K Current Report.

AVAILABLE INFORMATION

We have filed a registration statement on Form SB-2 under the Securities Act of 1933, as amended, relating to the shares of common stock being offered by this prospectus, and reference is made to such registration statement. This prospectus constitutes the prospectus of Cereplast, Inc., filed as part of the registration statement, and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission.

We are subject to the informational requirements of the Securities Exchange Act of 1934 which requires us to file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the SEC at 100 F Street N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC's Internet website at http://www.sec.gov or by phone at 1-800-SEC-0330.

INDEX TO FINANCIAL STATEMENTS

CEREPLAST, INC.

FINANCIAL STATEMENTS

CEREPLAST, INC.
CONDENSED BALANCE SHEETS
SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

	Quarter Ended	Year Ended
	September 30, 2005	December 31, 2004
	(unaudited)
ASSETS
Current Assets
Cash	$13,074	$4,705
Accounts Receivable, Net	104,351	35,582
Inventory	148,172	194,173
Prepaid Taxes	1,753	--
Total Current Assets	267,350	234,460

Property and Equipment
Property and Equipment, net	360,610	159,209
Accumulated Depreciation and Amortization	(65,947)	(34,607)
Net Property and Equipment	294,663	124,602

Other Assets
Intangibles, Net	1,995	2,205
Deposits	33,717	1,684
Total Other Assets	35,712	3,889
Total Assets	$597,725	$362,951

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities
Accounts Payable	$146,564	$220,442
Other Payable	2,920	--
Accrued Expenses	40,580	59,590
Credit Lines	45,290	32,212
Note Payable, Customer	50,000	--
Shareholders' Loan	249,375	--
Capital Leases, Current Portion	36,872	8,863
Loan Payable, Current Portion	9,573	9,102
Total Current Liabilities	581,174	330,209

Long-Term Liabilities
Capital Leases	138,690	14,635
Loan Payable	27,922	35,162
Shareholders' Loan	--	158,170
Total Long-Term Liabilities	166,612	207,967
Total Liabilities	747,786	538,176

Shareholders' Equity (Deficit)
Preferred Stock, $0.001 par value;
5,000,000 authorized preferred shares;
0 and 75,000 shares issued and outstanding	--	75
Common Stock, $0.001 par value;
475,000,000 authorized shares;
162,171,262 and 129,826,125 shares issued and outstanding	162,172	129,827
Additional Paid in Capital	781,653	137,300
Accumulated Deficit	(1,093,886)	(442,427)
Total Shareholders' Equity (Deficit)	(150,061)	(175,225)
Total Liabilities and Shareholders' Equity (Deficit)	$597,725	$362,951

See Accompanying Notes to Financial Statements

CEREPLAST, INC.
STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(UNAUDITED)

	Quarter Ended		Nine Months Ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
REVENUES	$172,935	$274,536	$464,052	$494,403
COST OF SALES	179,229	295,179	418,970	473,965
GROSS PROFIT	(6,294)	(20,643)	45,082	20,438
OPERATING EXPENSES	224,524	45,844	663,155	192,573
LOSS FROM OPERATIONS BEFORE OTHER EXPENSES	(230,818)	(66,487)	(618,073)	(172,135)
OTHER EXPENSES
Interest	(14,988)	(5,921)	(33,386)	(15,715)
NET LOSS	$(245,806)	$(72,408)	$(651,459)	$(187,850)
BASIC AND DILUTED LOSS PER SHARE	$(0.00)	$(0.00)
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING BASIC AND DILUTED	151,590,529	128,194,151

See Accompanying Notes to Financial Statements

CEREPLAST, INC.
STATEMENT OF SHAREHOLDERS' DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(UNAUDITED)

					Additional
	Common stock		Preferred stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2003	123,172,500	$123,173	--	$--	$1,827	$(155,729)	$(30,729)
Issuance of preferred stock in February2004 for cash (75,000 preferred shares issued at $1.00 per share)	--	--	75,000	75	74,925	--	75,000
Issuance of common stock in March 2004 for services (6,406,125 common shares issued at fair value)	6,406,125	6,406	--	--	58,296	--	64,702
Net Loss	--	--	--	--	--	(115,442)	(115,442)
Balance, June 30, 2004	129,578,625	129,579	75,000	75	135,048	(271,171)	(6,469)
Issuance of common stock in December 2004 for services (247,500 common shares issued at fair value)	247,500	248	--	--	2,252	--	2,500
Net Loss	--	--	--	--	--	(171,256)	(171,256)
Balance, December 31, 2004	129,826,125	$129,827	75,000	$75	$137,300	$(442,427)	$(175,225)
Issuance of common stock in March 2005 for cash (2,000,031 common shares issued at $0.02 per share )	2,000,031	2,000	--	--	37,975	--	39,975
Issuance of common stock in March 2005 for cash (660,000 common shares issued at $0.03 per share )	660,000	660	--	--	20,588	--	21,248
Converted preferred shares to common share s	2,475,000	2,475	(75,000)	(75)	(2,400)	--	--
Net Loss	--	--	--	--	--	(37,755)	(37,755)
Balance, March 31, 2005	134,961,156	$134,962	--	$--	$193,463	$(480,182)	$(151,757)
Issuance of common stock in April 2005 for cash (25,000,000 common shares issued at $0.02 per share)	25,000,000	25,000	--	--	475,000	--	500,000
Issuance of common stock in April 2005 for services (660,000 common shares issued at $0.02 per share)	660,000	660	--	--	12,540	--	13,200

See Accompanying Notes to Financial Statements

CEREPLAST, INC.
STATEMENT OF SHAREHOLDERS' DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(UNAUDITED)

					Additional
	Common stock		Preferred stock		Paid-in		Accumulated
	Shares	Amount	Shares	Amount	Capital		Deficit		Total
Issuance of common stock in April 2005 for services (678,106 common shares issued at fair value)	678,106	678	--	--	14,322		--		15,000
Issuance of common stock in April 2005 for cash (415,000 common shares issued at $0.10 per share)	415,000	415	--	--	41,085		--		41,500
Issuance of common stock in May 2005 for cash (212,000 common shares issued at $0.10 per share)	212,000	212	--	--	20,988		--		21,200
Issuance of common stock in June 2005 for cash (215,000 common shares issued at $0.10 per share)	215,000	215	--	--	21,285		--		21,500
Subscription receivable	30,000	30				2,970		3,000
Net Loss	--	--	--	--	--		(367,898)		(367,898)
Balance, June 30, 2005	162,171,262	162,172	--	--	781,653		(848,080)		95,745
Common Stock Subscribed	(30,000)	(30)	--	--	(2,970)		--		(3,000)
Common Stock issued	30,000	30	--	--	2,970		--		3,000
Net Loss	--	--	--	--	--		(245,806)		(245,806)
Balance, September 30, 2005	162,171,262	$162,172	--	$--	$781,653		$(1,093,886)		$(150,061)

See Accompanying Notes to Financial Statements

CEREPLAST, INC.
STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(UNAUDITED)

	Nine Months Ended
	September 30, 2005	September 30, 2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(651,459)	$(187,850)
Adjustment to reconcile net loss to net cash used in operating activities
Depreciation and amortization	31,550	18,258
Common stock issued for services	28,200	64,703
(Increase) Decrease in:
Accounts Receivable	(68,767)	(44,302)
Inventory	46,000	64,494
Deposits	(32,033)	--
Prepaid Taxes	(1,753)	--
Increase (Decrease) in:
Accounts Payable	(73,877)	15,253
Other Payables	2,920	--
Accrued Expenses	(19,009)	(15,282)

NET CASH USED IN OPERATING ACTIVITIES	(738,228)	(84,726)

NET CASH USED IN INVESTING ACTIVITIES:
Purchase of property and equipment, and intangibles	(17,700)	(2,170)

CASH FLOWS FROM FINANCING ACTIVITIES:
Bank overdraft	--	--
Advances from shareholders	36,838	--
Payments on advances from shareholders	(45,634)	(89,508)
Advances on Credit Lines	13,077	1,472
Payments on Capital Leases	(31,638)	(3,275)
Payments on Term Loan Payable	(6,769)	(3,555)
Funds received from Term Loan Payable	--	50,000
Proceeds from Notes Payable	150,000	0
Proceeds from issuance of preferred stock	--	75,000
Proceeds from issuance of common stock	648,423	--

NET CASH PROVIDED BY FINANCING ACTIVITIES	764,297	30,134

NET INCREASE (DECREASE) IN CASH	8,369	(56,762)

CASH, BEGINNING OF PERIOD	4,705	67,790

CASH, END OF PERIOD	$13,074	$11,028

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$23,927	$10,560

See Accompanying Notes to Financial Statements

CEREPLAST, INC.
NOTES TO FINANCIAL STATEMENTS - UNAUDITED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

1. ORGANIZATION AND LINE OF BUSINESS

ORGANIZATION

Cereplast, Inc. (the "Company" or "Cereplast") was incorporated in the state of Nevada on September 29, 2001. The Company, based in Hawthorne and San Francisco, California, began commercial operations January 1, 2002 to provide products and services for biodegradable packaging and organic waste systems in the food service and beverage industries. The Company rents two industrial and research and development spaces in California.

The accompanying interim unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. For further information, refer to the financial statements for the year ended December 31, 2004 and the notes thereto included in the Company's Annual Report.

The balance sheet at December 31, 2004 has been derived from the Company's year-end audited financial statements but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

LINE OF BUSINESS

The Company had developed a breakthrough technology to produce proprietary bio-based resins, which are used as substitutes for conventional petroleum-based plastics in a variety of applications, including the manufacture of food service items such as utensils, plates, cups, and straws. The Company also provides core procurement services in setting up specialized waste recovery processes for organic materials. This assists governments, businesses, communities, schools and individuals in finding innovative ways to reach sustainability in the use and disposal of biodegradable packaging relying on organic material through sophisticated waste recovery systems.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Cereplast, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

The Company has sustained operating losses since its inception and has negative working capital. The accompanying financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern. The ability of the Company to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, additional cash infusions.

The Company has obtained funds from its shareholders since its inception through September 30, 2005. Management believes this funding will continue, and is actively seeking new investors. See Note 3.

3. CAPITAL STOCK

At September 30, 2005 the Company had 162,171,262 shares of common stock outstanding.

4. RELATED PARTY

At September 30, 2005 and December 31, 2004 loans made to the Company by one of its shareholders in the amount of $149,375 and $158,170, respectively, were outstanding. These loans bear interest at a rate of 6% per year. The principal and interest is due and payable in June 2006.

During the nine months ended September 30, 2005, another shareholder of the Company loaned $100,000 to the Company at the rate of 9% per year. The principal and interest is due and payable in December 2005.

During the nine months ended September 30, 2005, one of the Company's customers loaned $50,000 to the Company at the rate of 9% per year. The principal and interest is due and payable in June 2006.

5. SUBSEQUENT EVENTS

On or about October 18, 2005, the Company commenced a private placement of up to four million (4,000,000) shares of its common stock (the "Shares") at a price of five cents ($0.05) per Share. The private placement, which was made in reliance upon an exemption from registration under Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act of 1933, as amended, was terminated by the Company on November 12, 2005. The Company raised approximately $145,500 in gross proceeds from this offering.

On or about November 15, 2005, the Company commenced a private placement of up to ten million (10,000,000) shares of its common stock at a price of ten cents ($0.10) per Share. This private placement is being made in reliance upon an exemption from registration under Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act of 1933, as amended.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Cereplast, Inc. (formerly Nat-Ur, Inc.)

We have audited the accompanying balance sheets of Cereplast, Inc. (formerly Nat-Ur, Inc.) (the "Company") as of December 31, 2003 and 2004 and the related statements of operations, shareholders' deficit and cash flows for each of the years in the two-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cereplast, Inc. (formerly Nat-Ur, Inc.) as of December 31, 2003 and 2004, and the results of its operations and cash flows for each of the years in the two-year period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has sustained operating losses since its inception and has negative working capital and a shareholders' deficit during the years ended December 31, 2003 and 2004. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Encino, California
June 21, 2005	By:	/s/ Rose, Snyder & Jacobs
Rose, Snyder & Jacobs
A Corporation of Public Accountants

CEREPLAST, INC. (formerly NAT-UR, INC.)
BALANCE SHEETS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Current Assets
Cash	$4,705	$67,790
Accounts Receivable, Net (Note 2)	35,582	20,090
Inventory	194,173	215,786
Total Current Assets	234,460	303,666
Property and Equipment
Property and Equipment (Note 2)	159,209	156,000
Accumulated Depreciation and Amortization	(34,607)	(10,500)
Net Property and Equipment	124,602	145,500
Other Assets
Intangible Assets, Net	2,205	1,775
Deposits	1,684	--
Total Other Assets	3,889	1,775
Total Assets	$362,951	$450,941
LIABILITIES AND SHAREHOLDERS' DEFICIT
Current Liabilities
Accounts Payable	$220,442	$156,620
Credit Lines (Note 5)	32,212	10,125
Accrued Expenses	59,590	62,191
Capital Leases, Current Portion (Note 6)	8,863	--
Loan Payable, Current Portion (Note 7)	9,102	--
Total Current Liabilities	330,209	228,936
Long-Term Liabilities
Captial Leases (Note 6)	14,635	--
Loan Payable (Note 7)	35,162	--
Shareholders Loan	158,170	252,734
Total Long-Term Liabilities	207,967	252,734
Total Liabilities	538,176	481,670
Shareholders' Deficit
Preferred Stock, $0.001 par value;
5,000,0000 authorized preferred shares;
75,000 shares issued and outstanding	75	--
Common Stock, $0.001 par value;
475,000,000 authorized shares;
129,826,125 shares issued and outstanding	129,827	123,173
Additional Paid in Capital	137,300	1,827
Accumulated Deficit	(442,427)	(155,729)
Total Shareholders' Deficit	(175,225)	(30,729)
Total Liabilities and Shareholders' Deficit	$362,951	$450,941

Report of Independent Registered Public Accounting Firm and Notes to the Financial Statements

CEREPLAST, INC. (formerly NAT-UR, Inc.)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES	$616,508	$295,314
COST OF SALES	577,438	312,991
GROSS PROFIT	39,070	(17,677)
OPERATING EXPENSES	304,582	156,411
LOSS FROM OPERATIONS BEFORE OTHER EXPENSES	(265,512)	(174,088)
OTHER EXPENSES
Interest	(21,186)	(11,450)
NET LOSS	$(286,698)	$(185,538)
BASIC AND DILUTED LOSS PER SHARE	$(0.00)	$(0.00)
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING
BASIC AND DILUTED	128,546,583	108,478,920

Report of Independent Registered Public Accounting Firm and Notes to the Financial Statements

CEREPLAST, INC. (formerly NAT-UR, Inc.)
STATEMENT OF SHAREHOLDERS' DEFICIT
FOR THE TWO YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common stock		Preferred stock
	Shares	Amount	Shares	Amount
Balance at December 31, 2002	825,000	$825	--	--
Issuance of common stock in February, 2003 to founders
(A 10 for 1 share split on founders shares issued)	7,425,000	7,425	--	--
Issuance of common stock in February, 2003 to founders	110,797,500	110,798	--	--
Issuance of common stock in September, 2003 for cash
(1,729,926 common shares purchased at $0.02 per share)	1,729,926	1,730	--	--
Issuance of common stock in September, 2003 from conversion
of debt (2,395,074 common shares purchased at $0.02 per share)	2,395,074	2,395	--	--
Net Loss	--	--	--	--
Balance, December 31, 2003	123,172,500	$123,173	--	$--
Issuance of preferred stock in February, 2004 for cash
(75,000 preferred shares issued at $1.00 per share)	--	--	75,000	75
Issuance of common stock in March, 2004 for services
(6,406,125 common shares issued at fair value)	6,406,125	6,406	--	--
Issuance of common stock in December, 2004 for services
(247,500 common shares issued at fair value)	247,500	248	--	--
Net Loss	--	--	--	--
Balance, December 31, 2004	129,826,125	$129,827	75,000	$75

	Additional
	Paid-in	Accumulated
	Capital	Deficit	Total
Balance at December 31, 2002	$24,175	$29,809	$54,809
Issuance of common stock in February, 2003 to founders
(A 10 for 1 share split on founders shares issued)	(7,425)	--	--
Issuance of common stock in February, 2003 to founders	(110,798)	--	--
Issuance of common stock in September, 2003 for cash
(1,729,926 common shares purchased at $0.02 per share)	40,208	--	41,938
Issuance of common stock in September, 2003 from conversion
of debt (2,395,074 common shares purchased at $0.02 per share)	55,667	--	58,062
Net Loss	--	(185,538)	(185,538)
Balance, December 31, 2003	$1,827	$(155,729)	$(30,729)
Issuance of preferred stock in February, 2004 for cash
(75,000 preferred shares issued at $1.00 per share)	74,925	--	75,000
Issuance of common stock in March, 2004 for services
(6,406,125 common shares issued at fair value)	58,296	--	64,702
Issuance of common stock in December, 2004 for services
(247,500 common shares issued at fair value)	2,252	--	2,500
Net Loss	--	(286,698)	(286,698)
Balance, December 31, 2004	$137,300	$(442,427)	$(175,225)

Report of Independent Registered Public Accounting Firm and Notes to the Financial Statements

CEREPLAST, INC. (formerly NAT-UR, INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(286,698)	$(185,538)
Adjustment to reconcile net loss to net cash
used in operating activities
Depreciation and amortization	24,347	10,740
Common stock issued for services	67,202	58,062
(Increase) Decrease in:

Accounts receivable	(15,492)	(3,700)
Inventory	21,613	(128,664)
Deposits	(1,684)
Increase (Decrease) in:
Accounts payable	89,822	94,785
Accrued Expenses	(2,601)	62,191
Unearned Revenue	--	(922)

NET CASH USED IN OPERATING ACTIVITIES	(103,491)	(93,046)

NET CASH USED IN INVESTING ACTIVITIES:
Purchase of property and equipment, and intangibles	(2,170)	(69,589)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from shareholders	38,749	188,523
Payments on advances from shareholders	(133,313)	(31,750)
Advances from Credit Lines	22,087	10,125
Payments on Capital Leases	(4,211)	--
Payments on Loan Payable	(5,736)	--
Proceeds from Loan Payable	50,000	--
Proceeds from issuance of preferred stock	75,000	--
Proceeds from issuance of common stock	--	41,938
NET CASH PROVIDED BY FINANCING ACTIVITIES	42,576	208,836

NET INCREASE (DECREASE) IN CASH	(63,085)	46,201
CASH, BEGINNING OF YEAR	67,790	21,589

CASH, END OF YEAR	$4,705	$67,790

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$8,574	$--

SUPPLEMENTAL SCHEDULE OF NON-CASH TRANSACTIONS
During the year ended December 31, 2004, the Company issued 6,653,625 shares valued at $67,202 for services; In addition, the Company purchased $27,709 of molds and equipment under capital leases. During the year ended December 31, 2003, the Company issued 118,222,500 shares to founders, and the Company issued 2,395,074 shares from converted debt of $58,062. In addition, shareholders purchased $15,946 of computer equipment on behalf of the Company

Report of Independent Registered Public Accounting Firm and Notes to the Financial Statements

See Report of Independent Public Accounting Firm and Notes to the Financial Statements.

CEREPLAST, INC. (formerly NAT-UR, Inc.)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1. ORGANIZATION AND LINE OF BUSINESS

Organization

Cereplast, Inc. (formerly NAT-UR, Inc.) (the "Company") was incorporated in the state of Nevada on September 29, 2001. The Company, based in Hawthorne and San Francisco, California, began commercial operations January 1, 2002 to provide products and services for biodegradable packaging and organic waste systems in the food service and beverage industries. The Company rents two warehouse spaces in California, and also has warehouse spaces in Connecticut and Mexico.

Line of Business

The Company has developed a breakthrough technology to produce proprietary bio-based resins, which are used as substitutes for conventional petroleum-based plastics in a variety of applications, including the manufacture of food service items such as utensils, plates, cups, and straws. The Company also provides core procurement services in setting up specialized waste recovery processes for organic materials. This allows governments, businesses, communities, schools and individuals in finding innovative ways to reach sustainability in the use and disposal of biodegradable packaging relying on organic material through sophisticated waste recovery systems.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Cereplast, Inc. (formerly NAT-UR, Inc.) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Liquidity and Going Concern

The Company has sustained operating losses since its inception and has negative working capital and a shareholders' deficit. The accompanying financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern. The ability of the Company to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, additional cash infusions.

As discussed in note 6, the Company has obtained funds from its shareholders since its' inception through 2004. Management believes this funding will continue, and is actively seeking new investors. As discussed in Note 9, in April, 2005 the Company issued 25,000,000 million shares to an investor and received proceeds of $500,000. Management believes that the Company may need additional capital and significant increases in revenue in order to continue operations and sustain profitability in the future.

Revenue Recognition

Revenue is recognized when products are shipped to a customer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Significant estimates made in preparing these financial statements include the estimate of useful lives of property and equipment, the deferred tax valuation allowance, and the fair value of stock options. Actual results could differ from those estimates.

See Report of Independent Registered public Accounting Firm

CEREPLAST, INC. (formerly NAT-UR, Inc.)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalent

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. Management performs a review of the receivables past due from the customers on a monthly basis and reserves against uncollectible items for each customer after all reasonable means of collection have been exhausted, and the potential for recovery is considered remote. The allowance for doubtful accounts was $0 and $6,710 as of December 31, 2004 and 2003, respectively.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or market, and consists of bio-based resins and food service items.

Property and Equipment

Property and equipment are stated at cost, and depreciation is computed on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of the assets are between 5-7 years. Repairs and maintenance expenditures are charged to expense as incurred. Property and Equipment consist of:

	2004	2003
Molds	$126,000	$126,000
Dryers	11,800	11,800
Equipment	2,556	1,056
Computer Equipment	18,853	17,144
	159,209	156,000
Less Accumulated Depreciation	34,607	10,500
Net Property and Equipment	$124,602	$145,500

Fair Value of Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. The amounts reported for cash, accounts receivable, accounts payable, accrued interest and other expenses, approximate their fair value because of their short maturities.

Advertising

The Company expenses advertising costs as incurred. Advertising costs for the year ended December 31, 2004 and 2003 were $6,937 and $23,238, respectively.

Research and Development Costs

Research and development costs are charged to expense as incurred. These cost consist primarily of outside costs. The costs for the years ended December 31, 2004 and 2003 were $60,908 and $39,109 respectively.

Income Taxes

The Company's earnings are subject to taxation under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, the related Federal income taxes are the responsibility of the Company's shareholders. However, the Company is responsible for payment of certain state income taxes.

See Report of Independent Registered public Accounting Firm

CEREPLAST, INC. (formerly NAT-UR, Inc.)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Common Shares

All common share amounts give effect to a thirty-three for one stock split that occurred in the first quarter of 2005 (see Note 9).

Loss per Share Calculations

The Company adopted Statement of Financial Standards ("SFAS") No. 128 for the calculation of "Loss per Share". SFAS No. 128 dictates the calculation of basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares available. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. The Company's diluted loss per share is the same as the basic loss per share for the year ended December 31, 2004 and 2003 as the inclusion of any potential shares would have had an anti-dilutive effect due to the Company generating a loss.

Recently Issued Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, Share-based Payment. SFAS 123R revises SFAS 123 and supersedes APB 25. SFAS 123R will be effective for the year ending December 31, 2006, and applies to transactions in which an entity exchanges its equity instruments for goods or services and also applies to liabilities an entity may incur for goods or services that are to follow a fair value of those equity instruments. Under SFAS 123R, we will be required to follow a fair value approach using an option-pricing model, such as the Black-Scholes option valuation model, at the date of a stock option grant. The deferred compensation calculated under the fair value method would then be amortized over the respective vesting period of the stock option. The adoption of SFAS 123R is not expected to have a material impact on our results of operations.

3. CASH AND CASH EQUIVALENTS

The Company maintains cash deposits at banks located in California. Deposits at each bank, are insured by the Federal Deposit Insurance Corporation up to $100,000.

4. CAPITAL STOCK

At December 31, 2002, the Company's $0.001 par value common stock authorized was 75,000 shares. During the year ended December 31, 2003 the Company increased its common shares authorized to 7,500,000 and Preferred shares authorized to 5,000,000. On February 23, 2003 the Company authorized a ten for one split of the Company's common shares already issued to the founders. During the years ended December 31, 2004 and 2003 the Company issued 118,222,500 founder shares of common stock; 1,729,926 shares of common stock for cash of $41,938; 2,395,074 shares of common stock for conversion of debt of $58,062; 75,000 shares of preferred stock for cash of $75,000; and 6,653,625 shares of common stock for services valued at $67,202. Subsequent to year end, the Company increased its authorized shares to 475,000,000, and effected a thirty-three for one stock split (see Note 9).

During the year ended December 31, 2004, the Board of Directors adopted the 2004 Stock Option Plan. At December 31, 2004, no options were issued.

See Report of Independent Registered public Accounting Firm

CEREPLAST, INC. (formerly NAT-UR, Inc.)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

5. REVOLVING LINES OF CREDIT

The Company has a revolving line of credit of $25,000 at both December 31, 2004 and 2003. The borrowings under the credit line as of December 31, 2004 and 2003 was $24,125 and $10,125 respectively. The credit line expires on November 7, 2006. The rate of interest is tied to the prime index. As of December 31, 2004 and 2003, interest expense was $2,153 and $64 respectively.

At December 31, 2004 the Company has another revolving line of credit of $20,000. The borrowings under this credit line were $7,205. The interest rate is prime plus 8.75%, with an annual fee of $150 and a credit protection fee of $0.35 per $100 average daily balance.

Also, the Company has a cash reserve line of credit for $1,000 tied to a credit card with an interest rate of 16.80%. The balance as of December 31, 2004 was $882.

6. CAPTIAL LEASE OBLIGATIONS

During the year ended December 31, 2004, the Company entered into three Capital leases. At December 31, 2004, capital lease obligations are as follows:

Capital lease at 20% interest, with monthly principal and interest payments of $674 due December 2008, secured by mold equipment.
The purchase option at the end of the lease is $1.00	$21,987
Capital lease at 32% interest, with monthly principal and interest payments of $47 due February 2008, secured by a computer. The purchase option at the end of the lease is $1.00	1,098
Capital lease at 32% interest, with monthly principal and interest payments of $18 due February 2008, secured by computer equipment
The purchase option at the end of the lease is $1.00	414
23,499
Less current portion	8,863
$14,636

Future payments on capital lease obligations are as follows:

Years ending
December 31,
2005	$8,863
2006	8,863
2007	8,863
2008	8,219
Total Payments	34,808
Less Interest portion	11,309
Present value of future payments	$23,499

See Report of Independent Registered public Accounting Firm

CEREPLAST, INC. (formerly NAT-UR, Inc.)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

6. CAPTIAL LEASE OBLIGATIONS (Continued)

Leased assets under capital obligations, comprised of warehouse equipment, and computer equipment are as follows at December 31, 2004:

Assets under capitalized leases	$27,709
Accumulated amortization	5,547
$22,162

The assets have been recorded under property and equipment, and are being amortized over the estimated lives of the assets leased. Amortization of assets leased is included in depreciation and amortization expense.

7. LOAN PAYABLE

During the year ended December 31, 2004, the Company obtained a term loan payable in the amount of $50,000, which bears interest at the rate of 6.75% per annum, and matures in 2009. The monthly payments are $984 with principal and interest. The future payments on the loan payable is as follows:

Years ending December 31,
2005	$9,102
2006	9,736
2007	10,413
2008	11,139
2009	3,874
44,264
Less Current Portion of Loan Payable	9,102
Long Term Portion of Loan Payable	$35,162

8. RELATED PARTY

At December 31, 2004 and 2003, the loans in the amount of $158,170 and $252,734, respectively, are from the shareholders, and bear interest payable at the rate of 6% per year. The principal is due in June 2006.

During the year ended December 31, 2003 the Company issued 118,222,500 shares to the founders of the company.

See Report of Independent Registered public Accounting Firm

CEREPLAST, INC. (formerly NAT-UR, Inc.)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

9. CONCENTRATIONS

Customers

Sales to one customer accounted for approximately 18% of the Company's total sales for the year ended December 31, 2004 and sales to three customers accounted for approximately 52% of the Company's total sales for the year ended December 31, 2003. Accounts receivable from four other customers accounted for approximately 67% of total accounts receivable at December 31, 2004 and accounts receivable from three other customers accounted for approximately 58% of total accounts receivable at December 31, 2003.

Suppliers

Purchase from one vendor accounted for approximately 42% of the Company's total purchases for the year ended December 31, 2004 and purchases from four vendors accounted for approximately 62% of the Company's total purchases for the year ended December 31, 2003. Accounts payable to the same vendor was approximately 49% of the Company's total accounts payable at December 31, 2004 and accounts payable to the same four vendors was approxiamtely 80% of the Company's total accounts payable at December 31, 2003.

10. SUBSEQUENT EVENTS

Capital Stock

During the first quarter of 2005, the Company issued 2,660,031 common shares for cash of $61,223; converted 75,000 preferred shares to 2,475,000 common shares for $75,000; increased its authorized common shares to 475,000,000; and authorized a thirty-three for one split.

In April, 2005, the Company sold 25,000,000 million shares to an investor, and received proceeds of $500,000.

Tax Status

As of January, 2005 the status of the corporation changed from a Subchapter S Corporation to a C Corporation.

Rental Lease

In January, 2005, the Company entered into a sublease and lease agreement for office and warehouse space. The sublease commenced in February, 2005 with monthly rents of $3,200, and expires in July, 2006. Upon expiration of the sublease, the Company will lease the same space, which will commence in August 2006 with monthly rents of $4,550, and expires in January, 2010.

Capital Leases

The Company entered into four capital leases for purchase of equipment. The capital leases are as follows:

Capital lease at 15% interest, with monthly principal and interest payments of $513 due January, 2010, secured by mold equipment. The purchase option at the end of the lease is $1.00.

Capital lease at 22% interest, with monthly principal and interest payments of $820 due December, 2007, secured by mold equipment. The purchase option at the end of the lease is $1.00.

Capital lease at 12% interest, with monthly principal and interest payments of $214 due November, 2007, secured by equipment. The purchase option at the end of the lease is $1.00.

Capital lease at 22% interest, with monthly principal and interest payments of $150 due February, 2008, secured by equipment. The purchase option at the end of the lease is $1.00.

Line of Credit

The Company obtained a credit line in the amount of $25,000, which bears interest at the rate of prime plus 5.75%. The monthly payments vary based on the amount outstanding on the line of credit. The outstanding balance to date is zero.

See Report of Independent Public Accounting Firm and Notes to the FinancialStatements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Articles of Incorporation, as amended, provide to the fullest extent permitted by Nevada law, our directors or officers shall not be personally liable to us or our shareholders for damages for breach of such director's or officer's fiduciary duty. The effect of this provision of our Articles of Incorporation, as amended, is to eliminate our right and our shareholders (through shareholders' derivative suits on behalf of our company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. We believe that the indemnification provisions in its Articles of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth an itemization of all estimated expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered:

NATURE OF EXPENSE AMOUNT

SEC Registration fee	$2,007.32
Accounting fees and expenses	$8,000.00
Legal fees and expenses	50,000.00	*
Miscellaneous	5,000.00
TOTAL	$65,007.32

* Estimated.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

In 2002, Cereplast, Inc. (the “Company”) issued 800,250 shares of common stock to Frederic Scheer in consideration for services in organizing the Company.

In 2002, the Company issued 24,750 shares of common stock to Rose Peters in consideration for services in organizing the Company

In February 2003, the Company issued 222,750 shares of common stock to Rose Peters in consideration for services in organizing the Company

In February 2003, the Company issued 7,202,250 shares of common stock to Frederic Scheer in consideration for services in organizing the Company.

In February 2003, the Company issued 110,797,500 shares of common stock to Frederic Scheer in consideration for services in organizing the Company.

In September 2003, the Company issued 1,729,926 shares of common stock to Nathalie Leblanc in consideration for cash in the amount of $41,937.

In September 2003, the Company issued 2,395,074 shares of common stock to Nathalie Leblanc in consideration for the conversion of debt in the amount of $58,062.

On September 1, 2003, the Company issued 75,000 shares of Preferred Stock to Nathalie Leblanc in consideration for cash in the amount of $75,000. No underwriting discounts or commissions were paid in connection with this sale.

In March 2004, the Company issued 6,158,625 shares of common stock to Russell Wegner in consideration for services rendered to the Company.

In March 2004, the Company issued 247,500 shares of common stock to Matthew Penrose in consideration for sales and marketing services rendered to the Company.

In March 2004, the Company issued 247,500 shares of common stock to Stephan Garden in consideration for accounting services rendered to the Company.

In March 2005, the Company issued 2,000,031 shares of common stock to Philippe Paumier in consideration for net proceeds in the amount of $39,975. No underwriting discounts or commissions were paid in connection with this sale.

In March 2005, the Company issued 660,000 shares of common stock to Sam & Jacqueline Benharros in consideration for cash in the amount of $21,248. No underwriting discounts or commissions were paid in connection with this sale.

In March 2005, the Company issued 2,475,000 shares of common stock to Nathalie Leblanc in consideration for the conversion of 75,000 preferred shares of stock of the Company.

In April 2005, the Company sold 25,000,000 million shares to Wings Fund, Inc. and received proceeds of $500,000. No underwriting discounts or commissions were paid in connection with this sale.

To obtain funding for our ongoing operations, pursuant to an offering conducted under Rule 506 of Regulation D, as promulgated under the Securities Act of 1933, during the period commencing in April 2005 through July 2005, we sold 872,000 shares of common stock to 75 accredited investors at a price of $0.10 per share for aggregate consideration of $87,200. No underwriting discounts or commissions were paid in connection with this sale.

In April 2005, the Company issued 678,106 shares of common stock to Eller Herhman LLP in consideration for legal services.

In April 2005, the Company issued 495,000 shares of common stock to Robert Dobbs, an executive officer and shareholder of the Company, in consideration for marketing and technical services provided.

In April 2005, the Company issued 165,000 shares of common stock to Roman Vuille, a consultant of the Company, in consideration for legal services rendered to the Company.

In October 2005, we commenced a private placement of up to four million (4,000,000) shares of its common stock at a price of five cents ($0.05) per Share. The private placement, which was made in reliance upon an exemption from registration under Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act of 1933, as amended, was terminated by the Company on November 12, 2005. The Company raised approximately $145,500 in gross proceeds (approximately $138,950 in net proceeds) from this offering.

The net cash proceeds of approximately $138,950 from this offering of Common Stock were utilized to pay costs associated with expansion of our manufacturing facility, research and development, test marketing, advertising and marketing, raw materials, accounts payable, and for general working capital.

In November 2005, the Company commenced a private placement of up to ten million (10,073,000) shares of its common stock at a price of ten cents ($0.10) per share for gross proceeds in the amount of $1,007,300. The private placement was made in reliance upon an exemption from registration under Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act of 1933, as amended. The offering terminated in December 2005.

On February 13, 2006, we entered into an Periodic Equity Investment Agreement with Cumorah. Pursuant to the Periodic Equity Investment Agreement, we may, at our discretion, periodically sell to Cumorah shares of common stock for a total purchase price of up to $10,000,000. For each share of common stock purchased under the Periodic Equity Investment Agreement, Cumorah will pay us 90% of the lowest closing bid price of the common stock during the five consecutive trading days immediately following the notice date. For example, assuming that 90% of the lowest closing bid price of our common stock during the five consecutive trading days immediately following a notice date is $.52, if we request an advance in the amount of $250,000, Cumorah will be entitled to 534,188 shares of our common stock, which is calculated by dividing $250,000 by $.468. Cumorah is restricted from owing in excess of 4.9% of our outstanding common stock. In the event that Cumorah is unable to sell shares of common stock that it acquires under the Periodic Equity Investment Agreement and its ownership equals 4.9% of the our outstanding, then we will not be able to draw down money under the Standby Distribution Agreement. Cumorah also received 5,000,000 shares of our common stock upon execution of the Periodic Equity Investment Agreement. We are registering in this offering 20,000,000 shares of common stock to be issued under the Periodic Equity Investment Agreement.

On January 15, 2006, the Company commenced a private placement which closed on February 14, 2006. The Company sold 10,330,000 shares of its common stock at a price of $0.125 per share for gross proceeds in the amount of $1,291,250. The private placement was made in reliance upon an exemption from registration under Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act of 1933, as amended. The offering terminated on February 14, 2006.
*All of the above offerings and sales were deemed to be exempt under rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, all of whom were accredited investors, business associates of our company or executive officers of our company, and transfer was restricted by our company in accordance with the requirements of the Securities Act of 1933. In addition to representations by the above-referenced persons, we have made independent determinations that all of the above-referenced persons were accredited or sophisticated investors, and that they were capable of analyzing the merits and risks of their investment, and that they understood the speculative nature of their investment. Furthermore, all of the above-referenced persons were provided with access to our Securities and Exchange Commission filings.

Except as expressly set forth above, the individuals and entities to whom we issued securities as indicated in this section of the registration statement are unaffiliated with us.

ITEM 27. EXHIBITS.

The following exhibits are included as part of this Form SB-2. References to "the Company" in this Exhibit List mean Cereplast, Inc., a Delaware corporation.

Exhibit Number	Description

3.1	Articles of Incorporation. (1)

3.2	Certificate of Amendment to the Articles of Incorporation dated February 26, 2003 (1)

3.3	Certificate of Amendment to the Articles of Incorporation dated July 19, 1004 (1)

3.4	Certificate of Amendment to the Articles of Incorporation dated March 18, 2005 (1)

3.5	Bylaws (1)

4.1	Form of Subscription Agreement used in connection with private offering dated April 2005 (2)

4.2	Stock Option Plan(2)

4.3	Form of Subscription Agreement used in connection with private offering of 872,000 shares of common stock(2)

4.4	Periodic Equity Investment Agreement dated February 13, 2006 by and between the Company and Cumorah Capital, Inc.

4.5	Registration Rights Agreement dated February 13, 2006 by and between the Company and Cumorah Capital, Inc.

5.1	Sichenzia Ross Friedman Ference LLP Opinion and Consent

10.1	Sale and Purchase Agreement entered between the Company and Cargill Dow LLC(2)

10.2	Memorandum of Understanding Entered with William Kelly(2)

10.3	Agency Agreement entered with Russell Wegner(2)

10.4	Agency Agreement entered with Robert Dobbs(2)

10.5	Lease entered with El Segundo/Yukon Partners LLC (3)

10.6	Promissory Note in the amount of $100,000 in the name of Wings Fund Inc. (3)

10.7	Promissory Note in the amount of $50,000 in the name of Yanosan Group (3)

14.1	Code of Ethics(1)

16.1	Letter from Rose, Snyder & Jacobs, a corporation of certified public accountants, dated January 5, 2006. (4)

23.1	Consent of ROSE , SNYDER & JACOBS

23.2	Consent of legal counsel (see Exhibit 5.1).

 ____________________________

(1) Incorporated by reference to the Form SB-2 Registration Statement filed with the Securities and Exchange Commission dated July 5, 2005

(2) Incorporated by reference to the Form SB-2 Registration Statement filed with the Securities and Exchange Commission dated August 26, 2005

(3) Incorporated by reference to the Form SB-2 Registration Statement filed with the Securities and Exchange Commission dated September 21, 2005

(4) Incorporated by reference to the Form 8-K/A Current Report filed with the Securities and Exchange Commission dated January 6, 2006

ITEM 28. UNDERTAKINGS.

The undersigned registrant hereby undertakes to:

(1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)  Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;
(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorizes this registration statement to be signed on its behalf by the undersigned, in the City of Hawthorne, California, on February 13, 2006.

CEREPLAST, INC.

By:	/s/ Frederic Scheer
Frederic Scheer, President, Chief Executive Officer, Principal Financial/Accounting Officer and Director

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

By:	/s/ Frederic Scheer
Frederic Scheer, President, Chief Executive Officer, Principal Financial/Accounting Officer and Director

By:	/s/ Raylen Jensen
Raylen Jensen, Director

By:	/s/ Brian Altounian
Brian Altounian, Director